Exhibit 99.1

Intercorp Financial Services Inc.

Third Quarter 2025 Earnings

Lima, Peru, November 6, 2025. Intercorp Financial Services Inc. (Lima Stock Exchange/NYSE: IFS) announced today its unaudited results for the third quarter 2025. These results are reported on a consolidated basis under IFRS in nominal Peruvian soles.

Intercorp Financial Services: Business momentum remains strong

▪
Net income of S/ 456 million (+17% YoY) and ROE ~16%
▪
Accumulated net income is up by 81% compared to the same period last year, accumulating 17.4% ROE

Banking: Higher yielding loans accelerated, while improving risk-adjusted NIM

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Net income of S/ 401 million and ROE of 16.8%
▪
Higher yielding loans accelerated, showing a 7% growth YoY
▪
Risk-adjusted NIM increasing 40pbs in the last quarter, now at 3.8%, with a still low cost of risk of 2.1%

Insurance: Double-digit growth in core business

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+58% YoY growth in written premiums
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ROIP of 4.1% in 3Q25, which would have been 6.1% without Rutas de Lima one-off effect

Wealth Management: Double-digit growth in core business

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Continuous growth in AuMs: 4% QoQ and 13% YoY
▪
Fee income increased 1% QoQ and 16% YoY

Intercorp Financial Services

SUMMARY

Intercorp Financial Services’ net profit was S/ 456.2 million in 3Q25, a decrease of S/ 123.4 million QoQ and an increase of S/ 66.2 million YoY. IFS’s annualized ROE was 15.6% in 3Q25, and 18.2% excluding Rutas de Lima impairment.

Intercorp Financial Services’ P&L statement)

S/ million	3Q24	2Q25	3Q25	%chg QoQ	%chg YoY
Interest and similar income	1,765.6	1,715.2	1,724.4	0.5%	(2.3)%
Interest and similar expenses	(614.5)	(578.6)	(567.4)	(1.9)%	(7.7)%
Net interest and similar income	1,151.1	1,136.6	1,157.0	1.8%	0.5%
Impairment loss on loans, net of recoveries	(377.2)	(308.3)	(256.9)	(16.7)%	(31.9)%
Recovery (loss) due to impairment of financial investments	(9.0)	(0.2)	(77.1)	n.m.	n.m.
Net interest and similar income after impairment loss	764.9	828.1	823.0	(0.6)%	7.6%
Fee income from financial services, net	295.1	299.4	311.1	3.9%	5.4%
Other income	184.4	387.9	245.5	(36.7)%	33.2%
Insurance results	(38.0)	(30.7)	(1.2)	(96.2)%	(96.9)%
Other expenses	(743.7)	(788.8)	(810.0)	2.7%	8.9%
Income before translation result and income tax	462.5	695.9	568.4	(18.3)%	22.9%
Translation result	21.8	11.6	5.3	(54.6)%	(75.9)%
Income tax	(94.3)	(127.9)	(117.5)	(8.1)%	24.6%
Profit for the period	390.0	579.6	456.2	(21.3)%	17.0%
Attributable to IFS' shareholders	387.9	577.2	453.3	(21.5)%	16.9%
EPS	3.38	5.02	3.95
ROE	15.1%	20.7%	15.6%
ROA	1.6%	2.4%	1.9%
Efficiency ratio	38.1%	35.9%	38.9%

Quarter-on-quarter performance

Profits decreased S/ 123.4 million QoQ, mainly due to a S/ 142.4 million reduction in other income. This reflects a normalization in investment performance, following exceptionally strong mark-to-market gains recorded in 2Q25 from our wealth management business and our holding company. Additionally, results were affected by an impairment of S/ 77.5 million in our insurance business related to Rutas de Lima, and a S/ 21.2 million increase in other expenses. These effects were partially offset by a S/ 51.4 million reduction in provisions, a S/ 29.5 million increase in insurance results, a S/ 20.4 million increase in net interest and similar income, and a S/ 11.7 million increase in fee income.

The decrease in other income was primarily explained by a normalization in mark-to-market results from our wealth management business, after the strong gains posted in 2Q25.

The increase in impairment from financial investments of S/ 77.1 million was explained by one off provisions made in the 3Q25 in our insurance business related to Rutas de Lima.

The S/ 21.2 million increase in other expenses was primarily driven by a S/ 23.9 million one-time adjustment .

The decrease of S/ 51.4 million in provisions was explained by a better performance of our retail credits, as well as our consistent disciplined management of our commercial credits. As a result, retail cost of risk stood at 4.0%, the lowest since 2023; while the commercial cost of risk excluding Integratel, previously Telefonica, was 0.4%.

The increase of S/ 29.5 million in insurance results was mainly explained by annuities, which was mainly due to lower inflation rates, higher mortality rates and reduction of claims in retail insurance.

Interest and similar income increased by S/ 20.4 million, mainly due to a reduction of S/ 11.2 million in interest expenses, in turn related to initiatives of efficient funding and the downward trend in market rates; and an increase of S/ 9.2 million in interest income, which explains a 10 basis points increase in yield on loans, in turn related to the quarterly growth of the higher yielding portfolio.

Finally, fee income from financial services continued growing another quarter increasing by S/ 11.7 million, explained by higher fees in our banking business.

Year-on-year performance

Profits increased by S/ 66.2 million, primarily driven by a S/ 120.3 million reduction in provisions, related to a better performance of the retail segment and a consistently disciplined risk management in the commercial segment, increases of S/ 61.1 million in other income, of S/ 36.8 in insurance results and of S/ 16.0 million in fee income from financial services. These effects where partially offset increases of S/ 68.1 million in impairment on financial investments, mainly related to the exposure to Rutas de Lima in our insurance business, and of S/ 66.3 million in other expenses.

The S/ 120.3 million reduction in provision expenses was mainly explained by a better performance from our retail loan book, posting a 4.0% cost of risk for the quarter (-130 bps YoY) and a consistent disciplined cost of risk of the commercial loan book, which stood at 0.4% excluding the Telefonica impact.

The S/ 61.1 million increase in other income was mainly driven by an increase of S/ 31.8 million in our banking business, explained by the sale of sovereign bond positions; and an increase of S/ 31.1 million income from our insurance business due to property appreciation.

The S/ 36.8 million increase in insurance results is explained by the increases in annuities, mostly related to the acquisitions of a DNS portfolio and in individual life due to a hypothesis adjustment in 3Q24.

The S/ 16.0 million increase in fee income was mainly driven by our banking business, supported by greater transactionality among our commercial and retail clients. In addition, our wealth management business also contributed to the increase, in line with a 13% YoY growth in assets under management.

Impairment from financial investments showed an increase of S/ 68.1 million mostly due to a one-off impairment of Rutas de Lima.

The increase of S/ 66.3 million in other expenses was mostly explained by higher salaries and administrative expenses, which in turn is mostly explained by our Banking segment. On the other hand, increases in administrative expenses are mostly related to higher technology expenses, with a strong focus in digital initiatives and cybersecurity.

CONTRIBUTION BY SEGMENTS

The following table shows the contribution of Banking, Insurance and Wealth Management businesses to Intercorp Financial Services’ net profit. The performance of each of the three segments is discussed in detail in the following sections.

Intercorp Financial Services’ Profit by business

S/ million	3Q24	2Q25	3Q25	%chg QoQ	%chg YoY
Banking	298.7	328.1	401.2	22.3%	34.3%
Insurance	67.4	80.9	37.9	(53.1)%	(43.7)%
Wealth Management	33.5	117.0	52.3	(55.3)%	56.2%
Corporate, eliminations and other subsidiaries	(9.5)	53.6	(35.3)	n.m.	n.m.
IFS profit for the period	390.0	579.6	456.2	(21.3)%	17.0%

Interbank

SUMMARY

Interbank's profit was S/ 401.2 million in 3Q25, increases of S/ 73.1 million, or22.3% QoQ, and S/ 102.5 million, or 34.3% YoY.

The quarterly increase was mainly driven by a reduction of S/ 51.8 million in provisions, reflecting a stronger performance of the retail portfolio, disciplined risk management in the commercial segment, as well as the release of S/ 28.0 million in voluntary provisions related to Telefonica. The result also benefited from an increase of S/ 27.7 million in net interest and similar income, S/ 15.9 million in net fee income from financial services, and S/ 11.4 million in other income, partially offset by a S/ 4.4 million rise in other expenses.

The annual performance in net profit was explained by S/ 120.7 million lower provisions, as well as increases of S/ 31.7 million in other income, S/ 18.6 million in net fee income from financial services, in line with higher transactionality of clients, and S/ 11.2 million in net interest and similar income. These effects were partially compensated by a S/ 42.4 million increase in other expenses, mostly associated with technology and personnel.

Consequently, Interbank's ROE stood at 16.8% in 3Q25, higher than the 14.4% reported as of 2Q25 and 3Q24.

Banking Segment’s P&L Statement

S/ million	3Q24	2Q25	3Q25	%chg QoQ	%chg YoY
Interest and similar income	1,505.8	1,450.5	1,467.2	1.2%	(2.6)%
Interest and similar expense	(549.7)	(510.9)	(499.9)	(2.2)%	(9.1)%
Net interest and similar income	956.1	939.6	967.3	2.9%	1.2%
Impairment loss on loans, net of recoveries	(377.4)	(308.5)	(256.7)	(16.8)%	(32.0)%
Recovery (loss) due to impairment of financial investments	0.1	0.5	0.1	(87.8)%	(3.4)%
Net interest and similar income after impairment loss	578.8	631.6	710.6	12.5%	22.8%
Fee income from financial services, net	210.3	213.0	228.9	7.5%	8.8%
Other income	127.2	147.5	158.9	7.7%	25.0%
Other expenses	(525.9)	(563.9)	(568.3)	0.8%	8.1%
Income before translation result and income tax	390.4	428.2	530.1	23.8%	35.8%
Translation result	(9.5)	1.2	1.0	(16.4)%	n.m.
Income tax	(82.3)	(101.3)	(129.8)	28.2%	57.8%
Profit for the period	298.7	328.1	401.2	22.3%	34.3%
ROE	14.4%	14.4%	16.8%
Efficiency ratio	39.0%	42.3%	40.8%
NIM	5.3%	5.1%	5.2%
NIM on loans	7.8%	7.5%	7.7%

INTEREST-EARNING ASSETS

The quarterly decrease in interest-earning assets was mainly explained by reductions of 3.8% in interest on financial investments and 2.4% in interest on cash and due from banks and inter-bank funds.

The YoY growth in interest-earning assets was attributed to an increase of 4.7% in loans and 5.3% on financial investments, partially offset by a 13.1% decrease in interest on cash and due from banks and inter-bank funds..

Interest-earning assets

S/ million	Sep24	Jun25	Sep25	%chg Sep25/ Jun25	%chg Sep25/ Sep24
Cash and due from banks and inter-bank funds	13,345.5	11,878.2	11,592.1	(2.4)%	(13.1)%
Financial investments	11,048.6	12,087.1	11,632.6	(3.8)%	5.3%
Loans	46,739.8	48,843.0	48,936.2	0.2%	4.7%
Total interest-earning assets	71,133.9	72,808.2	72,160.8	(0.9)%	1.4%

Loan portfolio

S/ million	Sep24	Jun25	Sep25	%chg Sep25/ Jun25	%chg Sep25/ Sep24
Performing loans
Retail	24,364.7	24,727.1	25,211.9	2.0%	3.5%
Commercial	21,806.9	23,554.9	23,109.5	(1.9)%	6.0%
Total performing loans	46,171.6	48,282.0	48,321.4	0.1%	4.7%
Restructured and refinanced loans	415.3	471.0	488.5	3.7%	17.6%
Past due loans	1,467.2	1,301.0	1,272.4	(2.2)%	(13.3)%
Total gross loans	48,054.1	50,054.1	50,082.4	0.1%	4.2%
Add (less)
Accrued and deferred interest	510.6	500.8	519.8	3.8%	1.8%
Impairment allowance for loans	(1,825.0)	(1,711.9)	(1,666.0)	(2.7)%	(8.7)%
Total direct loans, net	46,739.8	48,843.0	48,936.2	0.2%	4.7%

Performing loans increased 0.1% QoQ, as retail loans increased 2.0% and commercial loans decreased1.9%.

Retail loans increased 2.0% due to all our products: 2.3% in mortgages; 2.0% in credit cards and personal loans, with more than 26% of market share in credit cards; and 1.2% in payroll deductible loans. Also, mass consumer segment grew 2.7% QoQ.

The 1.9% decrease in commercial loans, was explained by reductions of 18.1% in trade finance loans, partially offset by increases of 3.4% in working capital loans and 4.0% in leasing operations.

On the YoY analysis, performing loans increased 4.7%, explained by a 3.5% growth in retail and 7.1% in commercial loans excluding reactiva.

The 3.5% increase in retail loans was mostly driven by a 7.3% increase in mortgages, as well as a 2.9% in credit cards and personal loans, particularly in affluent clients, which grew 7.5% YoY; these effects where partially offset by a 2.3% decrease in payroll deductible loans.

The 7.1% growth in commercial loans was explained by increases of 4.4% in working capital loans, 13.2% in leasing operations and 23.1% in trade finance loans. By segment, small businesses grew 33.0%, mid sized companies 5.4% and corporate banking 5.1%.

Breakdown of retail loans

S/ million	Sep24	Jun25	Sep25	%chg Sep25/ Jun25	%chg Sep25/ Sep24
Consumer loans:
Credit cards & other loans	8,462.1	8,542.6	8,711.4	2.0%	2.9%
Payroll deduction loans(1)	5,868.2	5,666.3	5,735.0	1.2%	(2.3)%
Total consumer loans	14,330.4	14,208.9	14,446.4	1.7%	0.8%
Mortgages	10,034.4	10,518.3	10,765.4	2.3%	7.3%
Total retail loans	24,364.7	24,727.1	25,211.9	2.0%	3.5%

(1)
Payroll deduction loans to public sector employees.

Market share in loans

	3Q24	2Q25	3Q25	bps QoQ	bps YoY
Total consumer loans	21.9%	19.7%	19.5%	-20	-240
Mortgages	15.8%	15.8%	15.9%	10	10
Total retail loans	18.9%	17.9%	17.8%	-10	-110
Total commercial loans	10.6%	11.1%	10.9%	-20	30
Total loans	13.8%	13.8%	13.8%	0	0

FUNDING STRUCTURE

Funding structure

S/ million	Sep24	Jun25	Sep25	%chg Sep25/ Jun25	%chg Sep25/ Sep24
Deposits and obligations	51,354.6	52,036.0	51,193.3	(1.6)%	(0.3)%
Due to banks and correspondents and inter-bank funds	7,897.8	7,072.6	7,451.2	5.4%	(5.7)%
Bonds, notes and other obligations	4,493.8	5,602.9	4,514.2	(19.4)%	0.5%
Total	63,746.3	64,711.4	63,158.7	(2.4)%	(0.9)%
% of funding
Deposits and obligations	80.6%	80.4%	81.1%
Due to banks and correspondents and inter-bank funds	12.4%	10.9%	11.8%
Bonds, notes and other obligations	7.0%	8.7%	7.1%

The bank’s total funding base decreased 2.4% QoQ. This was explained by a 19.4% decrease in bonds, notes and other obligations, following the repurchase of a subordinated bond in July. The decrease reflects the overlap of two outstanding bonds during the first half of the year. Additionally, deposits and obligations decreased by 1.6%. These effects were partially offset by a 5.4% increase in due to banks and correspondents and interbank funds.

The quarterly decrease in deposits of S/ 842.7 million was primarily explained by reductions of 3.6% in commercial deposits and 3.5% in institutional deposits, while retail deposits remained stable. By type, demand and time deposits decreased 3.1% and 2.7% QoQ, respectively, while savings deposits remained stable. Efficient funding increased to 35.9% as of September 30, 2025.

As a result, the bank deposit composition was 25% demand deposits, 38% savings deposits and 36% time deposits. The proportion of deposits and obligations to total funding amounted 81.1% in 3Q25, higher than the 80.4% reported in 2Q25.

The bank's total funding decreased by 0.9% YoY. This was explained by a 5.7% reduction in due to banks and correspondents and inter-bank funds and of 0.3% in deposits and obligations. These effects were partially offset by a 0.5% increase in bonds, notes and other obligations.

The annual reduction in deposits was mainly due to decreases of 2.0% and 1.1% in retail and commercial deposits, respectively; partially offset by a 6.3% increase in institutional deposits. By type, demand deposits decreased 2.7%, while time deposits as well as savings deposits showed a slight increase. The bank is strongly focus in promoting its efficient funding, which increased 2.3% YoY, and represents 35.9% of our total funding base.

As of September 30, 2025, the proportion of deposits and obligations to total funding was 81.1%, higher than the 80.6% reported in 3Q24.

Breakdown of deposits

S/ million	Sep24	Jun25	Sep25	%chg Sep25/ Jun25	%chg Sep25/ Sep24
By customer service:
Retail	26,594.3	26,017.6	26,052.1	0.1%	(2.0)%
Commercial	16,075.8	16,477.1	15,891.9	(3.6)%	(1.1)%
Institutional	8,225.5	9,061.3	8,745.5	(3.5)%	6.3%
Other	459.0	480.0	503.8	5.0%	9.8%
Total	51,354.6	52,036.0	51,193.3	(1.6)%	(0.3)%
By type:
Demand	13,308.3	13,358.6	12,945.3	(3.1)%	(2.7)%
Savings	19,938.5	19,911.3	19,979.1	0.3%	0.2%
Time	18,092.3	18,759.4	18,252.1	(2.7)%	0.9%
Other	15.5	6.6	16.7	n.m.	7.4%
Total	51,354.6	52,036.0	51,193.3	(1.6)%	(0.3)%

Market share in deposits

	3Q24	2Q25	3Q25	bps QoQ	bps YoY
Retail deposits	15.4%	14.5%	14.4%	-10	-100
Commercial deposits	12.7%	13.0%	12.5%	-50	-20
Total deposits	13.9%	13.7%	13.4%	-30	-50

NET INTEREST AND SIMILAR INCOME

Net interest and similar income

S/ million	3Q24	2Q25	3Q25	%chg QoQ		%chg YoY
Interest and similar income	1,505.8	1,450.5	1,467.2	1.2%		(2.6)%
Interest and similar expense	(549.7)	(510.9)	(499.9)	(2.2)%		(9.1)%
Net interest and similar income	956.1	939.6	967.3	2.9%		1.2%
NIM	5.3%	5.1%	5.2%	10	bps	-10	bps

Interest and similar income

Interest and similar income	3Q24	2Q25	3Q25	%chg QoQ		%chg YoY
Interest and similar income
Due from banks and inter-bank funds	92.1	76.2	60.3	(20.8)%		(34.5)%
Financial investments	144.3	132.6	140.2	5.7%		(2.8)%
Loans	1,269.4	1,241.6	1,266.6	2.0%		(0.2)%
Total Interest and similar income	1,505.8	1,450.5	1,467.2	1.2%		(2.6)%
Average interest-earning assets	71,616.1	73,764.8	74,173.5	0.6%		3.6%
Average yield on assets (annualized)	8.4%	7.9%	7.9%	0	bps	-50	bps

Interest and similar expense

Interest and similar expense	3Q24	2Q25	3Q25	%chg QoQ		%chg YoY
Interest and similar expense
Deposits and obligations	(371.6)	(325.1)	(315.8)	(2.9)%		(15.0)%
Due to banks and correspondents and inter-bank funds	(112.8)	(98.2)	(101.8)	3.7%		(9.8)%
Bonds, notes and other obligations	(65.3)	(87.6)	(82.3)	(6.0)%		26.0%
Total Interest and similar expense	(549.7)	(510.9)	(499.9)	(2.2)%		(9.1)%
Average interest-bearing liabilities	62,628.8	63,856.9	63,935.1	0.1%		2.1%
Average cost of funding (annualized)	3.5%	3.2%	3.1%	-10	bps	-40	bps

QoQ Performance

Net interest and similar income increased 2.9% QoQ and 1.2% YoY, with NIM increasing 10pbs QoQ, in line with the QoQ increase of 10 bps in the yield on loans.

Risk-adjusted NIM increased by 10bps QoQ and 80bps YoY, in line with a lower cost of risk, explained by a better payment behavior of the retail portfolio and a consistent disciplined performance of commercial portfolio.

Net interest and similar income increase was mainly explained by a 2.0% increase in interest on loans and of 5.7% in interest on financial investments, partially offset by a 20.8% decrease in due from banks and inter-bank funds.

Interest on loans increased S/ 25.0 million QoQ, or 2.0%, explained by a 1.2% increase in the average volume, and 10 basis points increase in the average yield.

The higher average volume of loans was attributed to a 1.7% increase in retail loans, partially offset by a 1.6% decrease in commercial loans. In the retail portfolio, all products average balances showed increases: mortgages of 2.3%, credit cards of 0.9%, payroll deductible loans of 1.4% and personal loans of 1.4%. In the commercial portfolio, average balances of trade finance loans showed a decrease of 17.7%; while working capital loans and leasing operations showed increases of 3.5% and 4.0% respectively.

The 10 basis points increase in the average yield was explained by higher yield both on commercial and retail loans.

Interest on financial investments increased S/ 7.6 million QoQ, or 5.7%, explained by an increase of 20 basis points in the average yield, and of 0.7% in the average volume.

Interest on due from banks and inter-bank funds decreased S/ 15.9 million QoQ, or 20.8%, explained by a decrease in the average yield of 40 basis points, related to 25bps lower soles reference rate.

The nominal average yield on interest-earning assets remained stable at 7.9%.

The lower interest and similar expense was due to reductions of 2.9% in deposits and obligations and 26.0% in bonds, notes and other obligations, partially offset by an increase of 3.7% in due to banks and correspondents.

Interest on deposits and obligations decreased S/ 9.3 million QoQ, or 2.9% explained by a 10 basis points reduction in the average cost, while the average volume increased 0.5%. The reduction in the average cost was in commercial and retail clients; while the increase in the average volume was of 2.0% in commercial deposits.

The reduction is also explained by efficient funding initiatives (35.9% of total funding as of September), as well as the reduction of the central bank reference rate (-25 bps QoQ).

Bonds, notes, and other obligations showed a decrease of 6.0%, or S/ 5.3 million, which was mostly explained by a decrease of 10.7% In the average volume. This effect was partially offset by an increase of 30 basis points in the average cost.

Interest on due to banks and correspondents increased S/ 3.6 million QoQ, or 3.7%, explained by a 6.2% increase in the average volume, which was partially offset by 10 basis points reduction in average cost.

As a result, the average cost of funds decreased 10 basis points from 3.2% in 2Q25 to 3.1% in 3Q25, and net interest margin was 5.2% in 3Q25, 10 basis points higher than the 5.1% of the 2Q25.

YoY Performance

Net interest and similar income reduction was mainly explained by decreases of 34.5% in interest on due from banks and inter-bank funds, of 2.8% in interest on financial investments and of 0.2% in interest on loans.

Interest on due from banks and inter-bank funds decreased S/ 31.8 million, mostly due to a 110-basis point reduction in the average yield, in turn related to a 110-basis points reduction in the central bank reference rate, partially offset by a 3.3% increase in the average volume.

Interest on financial investments decreased S/ 4.1 million YoY, explained by 20 basis point reduction in the average yield, partially offset by a 1.2% increase in the average volume.

Interest on loans decreased S/ 2.8 million YoY, explained by 50 basis point reduction in the average yield, associated with a loan mix shift towards lower risk products. This was partially offset by a 4.2% increase in the average volume.

The higher average volume of loans was attributed to growth of 5.8% in the average volume of commercial loans, and of 2.8% in retail loans. In the commercial portfolio, average volumes grew due to increases of 22.7% in trade finance loans, 4.3% in working capital loans, as well as 13.5% in leasing operations. In the retail portfolio, average volumes increased due to increases of 7.5% in mortgages and 3.9% in credit cards, partially offset by reductions in personal loans and payroll deductible loans.

As a result, the nominal average yield on interest-earning assets lowered 60 basis points to 7.9% in 2Q25, from 8.5% in 3Q24.

The lower interest and similar expense was due to a decrease of 15.0% in deposits and obligations, and of 9.8% in due to banks and correspondents and interbank funds; partially offset by an increase of S/ 26.0% in bonds, notes and other obligations.

The decrease in interest on deposits and obligations of S/ 55.9 million soles was explained by 50 basis point decrease in the average cost, from 3.0% in 3Q24 to 2.5% in 3Q25, which reflects the impacts of the efficient and short-term funding policy of the bank, as well as the 100bps reduction in the central bank reference rate. This effect was partially compensated by a 3.4% increase in the average volume, which showed increases of 12.7% in institutional deposits, 3.8% in commercial deposits and 0.3% in retail deposits.

Interest on due to banks and correspondents decreased mainly as a result of 12.2% reduction in the average volume, while the average cost increased by 10 basis points.

Interest on bonds, notes and other obligations increased S/ 17.0 million YoY, mainly explained by a 13.8% increase in the average volume, as well as a 60 basis points increase in the average cost. This impact was associated to the issuance of $ 350 million subordinated bond in January 2025.

As a result, the average cost of funding decreased 40 basis points from 3.5% in 2Q24 to 3.1% in 2Q25; and net interest margin was 5.2% in 3Q25, 10 basis point lower than the 5.3% of the 3Q24.

IMPAIRMENT LOSS ON LOANS, NET OF RECOVERIES

Impairment loss on loans, net of recoveries, decreased 16.8% QoQ. The quarterly performance was explained by lower provision requirements across retail and commercial loan book.

Cost of risk was 2.3% in the 3Q25, excluding the Integratel effect, and is composed by a 4.0% in retail, which is the lowest since 2023, and 0.4% in commercial. This is explained by the good payment behavior in retail and commercial clients, as well as the focus of the bank of growing in healthy clients.

The S3 NPL ratio stood at 2.4%. The S3 NPL coverage ratio was 140.5% as of September 30, 2025, lower than the 141.0% as of June 30, 2025, within our risk appetite.

S3 NPLs decreased2.3% QoQ, reaching S/ 1,196 million in 3Q25. The quarterly improvement was mainly driven by a 20 bps decrease in the retailNPL S3 ratio, from 3.3% in 2Q25 to 3.1% in 3Q25. Moreover, the retail NPL coverage ratio increased by 110 bps, reaching 164.6% in 3Q25. However, commercial coverage decreased by 250 bps, from 89.9% to 87.5%. This resulted in a slight reduction in total banking coverage from 141.0% to 140.5%.

Impairment loss on loans, net of recoveries decreased 32.0% YoY. The YoY performance was driven by lower provision requirements in the retail loan book, reflecting strong payment behavior and the bank’s focus on expanding its portfolio among healthy clients. Additionally, the commercial portfolio continued to show disciplined payment performance.

Cost of risk of retail segment was the lowest since 2023, and decreased 130 basis points YoY, while commercial cost of risk was stable at 0.4% excluding the Telefonica effect.

The S3 NPL ratio decreased YoY, from 2.9% in 3Q24 to 2.4% in 3Q25. The S3 NPL coverage ratio was 140.5% as of September 30, 2025, higher than the 131.3% as of September 30, 2024, within our risk appetite.

S3 NPLs decreased by 14.8% YoY. The YoY improvement was the result of an 60 bps decrease in the commercial NPL ratio and a 40 bpsreduction in the retail NPL ratio. As a result, S3 NPL ratio lowered by 50 bps, from 2.9% to 2.4% YoY. This effect was also reflected in the coverage ratio, which improved from 131.3% to 141.5%, explained by a significant increase in the commercial coverage, from 68.2% to 87.4%.

Reported cost of risk was 2.1% for the 3Q25 and it was 2.3% excluding Telefonica. Quarterly and yearly performance is mostly explained by decreases of 20 basis points and 130 basis points respectively, in the retail loan book. Commercial cost of risk remained stable, QoQ and YoY.

Impairment loss on loans, net of recoveries

Impairment loss on loans, net of recoveries	3Q24	2Q25	3Q25	%chg QoQ		%chg YoY
Impairment loss on loans, net of recoveries	(377.4)	(308.5)	(256.7)	(16.8)%		(32.0)%
Impairment loss on loans/average gross loans	3.1%	2.5%	2.1%	-40	bps	-100	bps
S3 NPL ratio (at end of period)	2.9%	2.4%	2.4%	0	bps	-50	bps
S3 NPL coverage ratio (at end of period)	131.3%	141.0%	140.5%	-50	bps	n.m.
Impairment allowance for loans	1,825.0	1,711.9	1,666.0	(2.7)%		(8.7)%

FEE INCOME FROM FINANCIAL SERVICES, NET

Net fee income from financial services showed S/ 15.9 million increase QoQ. Explained by higher commissions from banking services and from credit card services, related to the increase in transactionality. These effects were partially compensated by a S/ 4.2 million growth in total expenses QoQ.

Net fee income from financial services increased S/ 18.6 million YoY, in turn related to an increase of 9.6% in retail clients and 9.5% in commercial clients. Explained by higher commissions from banking services, credit card services, and fees from indirect loans. These effects were partially offset by a S/ 2.4 million decrease in collection services. In addition, total expenses decreased S/ 5.8 million YoY.

Fee income from financial services, net

Fee income from financial services, net	3Q24	2Q25	3Q25	%chg QoQ	%chg YoY
Income
Commissions from credit card services	113.8	110.8	116.6	5.3%	2.5%
Commissions from banking services	89.9	89.4	101.1	13.1%	12.4%
Maintenance and mailing of accounts, transfer fees and commissions on debit card services	85.5	81.8	85.5	4.5%	(0.0)%
Fees from indirect loans	16.8	16.8	17.8	6.3%	5.8%
Collection services	15.2	12.6	12.8	1.6%	(15.6)%
Other	7.4	9.9	7.5	(23.8)%	2.1%
Total income	328.6	321.3	341.3	6.2%	3.9%
Expenses
Insurance	(16.3)	(15.6)	(18.0)	15.1%	10.4%
Fees paid to foreign banks	(7.2)	(6.6)	(6.9)	4.6%	(3.0)%
Other	(94.8)	(86.0)	(87.5)	1.7%	(7.7)%
Total expenses	(118.3)	(108.3)	(112.5)	3.8%	(4.9)%
Fee income from financial services, net	210.3	213.0	228.9	7.5%	8.8%

OTHER INCOME

Other income rose by S/ 11.4 million quarter-on-quarter, mainly due to higher net gains from the sale of financial investments, particularly sovereign bonds. Meanwhile, net gains from foreign exchange transactions and financial assets remained stable.

Other income increased by S/ 31.7 million year-on-year, mainly due to higher net gains from financial investments, particularly from the sale of sovereign bonds. In addition, a S/ 5.1 million increase was recorded in net gains from foreign exchange transactions and financial assets at fair value through profit or loss, driven by property sales and stronger results from foreign exchange operations.

Other income

Other income	3Q24	2Q25	3Q25		%chg QoQ	%chg YoY
Net gain on foreign exchange transactions and on financial assets at fair value through profit or loss	110.7	115.8	115.8	(1)	(0.0)%	4.6%
Net gain on sale of financial investments	3.8	12.2	28.4		n.m.	n.m.
Other	12.7	19.5	14.7		(24.4)%	15.9%
Total other income	127.2	147.5	158.9		7.7%	25.0%

OTHER EXPENSES

Other expenses increased S/ 4.4 million QoQ, or 0.8%, due to an increase of S/ 12.3 million, or 6.4%, in salaries and employee benefits, which includes employees’ profit sharing, and increases of technology expenses

Other expenses decreased S/ 42.4 million YoY, or 8.1%, due an increase of S/ 31.1 million, or 18.1%, in higher salaries and employee benefits, which includes employees’ profit sharing; as well as increases of S/ 24 million in technology expenses.

Other expenses

Other expenses	3Q24	2Q25	3Q25	%chg QoQ		%chg YoY
Salaries and employee benefits	(172.2)	(191.0)	(203.3)	6.4%		18.1%
Administrative expenses	(259.3)	(280.7)	(274.2)	(2.3)%		5.7%
Depreciation and amortization	(73.0)	(78.1)	(75.9)	(2.8)%		4.0%
Other	(21.5)	(14.0)	(15.0)	6.7%		(30.3)%
Total other expenses	(525.9)	(563.9)	(568.3)	0.8%		8.1%
Efficiency ratio	39.0%	42.3%	40.8%	-150	bps	180	bps

REGULATORY CAPITAL

The bank’s total capital ratio was 15.8% as of 3Q25, below the 16.9% reported in 2Q25 and the 15.9% recorded in 3Q24.

Core Equity Tier 1 (CET1) stood at 12.1%, slightly above the 11.7% registered in 2Q25 and below the 12.2% reported as of 3Q24.

Both ratio are significantly exceeding their limits plus additional buffers and capital allocated to cover additional risks, as required by the SBS.

In December 2022, the Superintendencia de Banca, Seguros y AFP (SBS) issued Resolution No. 03952-2022, establishing that starting March 1, 2023, the global limit would remain at 8.5%, following a progressive adjustment schedule until March 2024, when the limit would increase to 10.0%. This deadline was later modified by subsequent resolutions, with Resolution No. 274-2024, published in January 2024, being the latest valid modification. This resolution set the final implementation deadline for the global limit to March 2025.

As of 3Q25, risk-weighted assets (RWA) increased by 1.2% quarter-over-quarter, driven by higher capital requirements for credit risk. The increase in RWAs for credit risk was mainly due to higher RWAs from loan placements. Meanwhile, eligible capital decreased by 5.2% quarter-over-quarter, attributed to a lower computation of subordinated debt following the redemption of $300 million in subordinated bonds.

The slight year-over-year decrease in the capital ratio was due to an 8.6% increase in RWAs, offset by an 8.2% growth in eligible capital. The increase in RWAs resulted from higher capital requirements for credit risk, explained by greater loan placements.

The YoY movement in eligible capital was mainly the result of the application of profits from the 2024 fiscal year, profit for 2025, and the improvement in unrealized results from the available-for-sale investment portfolio.

Thus, as of 3Q25, the capital ratio stood at 15.8%, significantly above the global limit plus buffers and capital allocated to cover additional risks as required by SBS regulations. The minimum regulatory requirement was 10.0% as of 3Q25.

Additionally, the Core Equity Tier 1 (CET1) ratio stood at 12.1%, above the 11.7% recorded in 2Q25 due to the application of 2024 profits, but below the 12.2% reported in 3Q24. Following the implementation of the new solvency regulation, CET1 is now part of Tier 1 eligible capital.

Regulatory capital

Regulatory capital	Sep24	Jun25	Sep25	%chg Sep25/ Jun25		%chg Sep25/ Sep24
Tier I capital	7,711.9	7,932.8	8,335.5	5.1%		8.1%
Tier II capital	2,330.3	3,537.8	2,533.0	(28.4)%		8.7%
Total regulatory capital	10,042.2	11,461.6	10,868.5	(5.2)%		8.2%
Risk-weighted assets (RWA)	63,356.3	67,973.0	68,810.0	1.2%		8.6%
Total capital ratio	15.9%	16.9%	15.8%	-110	bps	-10	bps
Tier I capital / RWA	12.2%	11.7%	12.1%	40	bps	-10	bps
CET1	12.2%	11.7%	12.1%	40	bps	-10	bps

(1)
Under the new SBS regulation on solvency, in effect from January 1st, 2023 onwards, CET1 is part of the Total capital ratio, in line with Basel III guidelines.

Interseguro

SUMMARY

Interseguro’s profits reached S/ 37.9 million in 3Q25, a quarterly decrease of S/ 43.0 million, or 53.1%, and a decrease of S/ 29.5 million, or 43.7%, compared to 3Q24.

The quarterly decrease was mainly explained by decreases of S/ 77.3 million in loss due to impairment of financial investments, primarily related to Rutas de Lima. This effect was partially offset by a S/ 29.5 million increase in insurance results, due higher BEL and CSM release in annuities and retail insurance, as well as a reduction in loss component, in turn related to lower inflation rates. Also, other income showed an increase of S/ 18.1 million.

The annual reduction in net profit was mainly explained by a increase of S/ 68.6 million in loss due to impairment of financial investments related to Rutas de Lima. This effect was partially offset by a S/ 36.8 million increase in insurance results, explained by the acquisition of a D&S portfolio, and a S/ 34.3 million increase in other income, in turn related to property valuations gains.

As a result, Interseguro’sROE was 22.3% for 3Q25 lower than the 47.5% and 64.1% of 2Q25 and 3Q24, respectively. When excluding Rutas de Lima impact, ROE would stand at 67.7%.

Insurance Segment’s P&L Statement

S/ million	3Q24	2Q25	3Q25	%chg QoQ	%chg YoY
Interest and similar income	213.7	221.0	216.3	(2.1)%	1.2%
Interest and similar expenses	(38.2)	(44.1)	(43.2)	(2.1)%	13.1%
Net interest and similar income	175.5	176.8	173.1	(2.1)%	(1.4)%
Recovery (loss) due to impairment of financial investments	(9.1)	(0.4)	(77.7)	n.m.	n.m.
Net interest and similar income after impairment loss	166.5	176.4	95.4	(45.9)%	(42.7)%
Fee income from financial services, net	(2.8)	(3.2)	(3.4)	4.9%	20.7%
Insurance results	(38.0)	(30.7)	(1.2)	(96.2)%	(96.9)%
Other income	23.7	36.8	54.9	49.0%	n.m.
Other expenses	(104.9)	(108.2)	(112.6)	4.1%	7.3%
Income before translation result and income tax	44.5	71.1	33.2	(53.4)%	(25.5)%
Translation result	22.9	9.8	4.8	(51.1)%	(79.1)%
Profit for the period	67.4	80.9	37.9	(53.1)%	(43.7)%
ROE	64.1%	47.5%	22.3%
Efficiency ratio	14.7%	12.0%	12.3%

RESULTS FROM INVESTMENTS

Results from Investments (1)

Results from Investments (1)	3Q24	2Q25	3Q25	%chg QoQ	%chg YoY
Interest and similar income	213.7	221.0	216.3	(2.1)%	1.2%
Interest and similar expenses	(21.3)	(21.7)	(20.1)	(7.6)%	(5.7)%
Net interest and similar income	192.4	199.3	196.2	(1.5)%	2.0%
Recovery (loss) due to impairment of financial investments	(9.1)	(0.4)	(77.7)	n.m.	n.m.
Net Interest and similar income after impairment loss	183.4	198.8	118.5	(40.4)%	(35.4)%
Net gain (loss) on sale of financial investments	15.9	8.0	6.1	(24.6)%	(62.0)%
Net gain (loss) on financial assets at fair value through profit or loss	8.9	12.5	19.2	53.6%	n.m.
Rental income	18.0	19.1	19.7	3.1%	9.8%
Gain on sale of investment property	0.0	0.3	0.0	n.m.	n.m.
Valuation gain (loss) from investment property	(22.8)	(5.6)	(0.2)	(96.9)%	(99.3)%
Other(1)	(6.1)	(3.4)	(3.8)	11.6%	(37.6)%
Other income	13.9	31.0	40.9	32.2%	n.m.
Results from investments	197.3	229.8	159.5	(30.6)%	(19.2)%

(1)
Only includes transactions related to investments.

NET INTEREST AND SIMILAR INCOME

Net interest and similar income related to investments was S/ 196.2 million in 3Q25, a decrease of S/ 3.1 million QoQ, or 1.5%, and an increase of S/ 3.8 million YoY, or 2.0%.

The quarterly reduction was mainly driven by a S/ 4.7 million reduction in interest and similar income, reflecting lower returns from inflation-indexed bonds. This effect was partially offset by higher dividend income.

On an annual basis, the increase was mainly explained by higher dividend income, which contributed to a S/ 2.6 million rise in interest and similar income.

RECOVERY (LOSS) DUE TO IMPAIRMENT OF FINANCIAL INVESTMENTS

Loss due to impairment of financial investments totaled S/ 77.7 million in 3Q25, primarily driven by an impairment of Rutas de Lima after its liquidation announcement. This result compares with a loss of S/ 0.4 million in 2Q25, mainly associated with accrued interest, and a loss of S/ 9.1 million in 3Q24, resulting from rating downgrades of local bonds.

OTHER INCOME

Other income related to investment was S/ 40.9 million in 3Q25, an increase of S/ 9.9 million QoQ and S/ 27.0 million YoY.

The quarterly increase was explained by a S/ 6.7 million increase in net gain on financial assets at fair value through profit, and a S/ 5.4 million higher valuation gain from investment property. These effects were partially offset by a decrease of S/ 1.9 million in net loss on sale of financial investments.

The annual increase was mainly explained by S/ 22.6 million in valuation gain from investment property, mainly due to fluctuations in FX rates and S/ 10.3 million in net gain on financial assets at fair value. These factors were partially offset by net loss on financial investments of S/ 9.8 million.

INSURANCE RESULTS

Insurance Results

Insurance Results	3Q24	2Q25	3Q25	%chg QoQ	%chg YoY
Annuities	(129.9)	(122.6)	(96.5)	(21.2)%	(25.7)%
Individual Life	18.0	25.8	25.5	(1.2)%	41.8%
Retail insurance	73.9	66.1	69.9	5.8%	(5.5)%
Insurance Results	(38.0)	(30.7)	(1.2)	(96.2)%	(96.9)%

Insurance results increased S/ 29.5 million QoQ mostly due to a growth of S/ 26.1 million in annuities and of S/ 3.8 million in retail insurance, partially offset by a decrease of S/ 0.3 million in individual life.

The quarterly growth in annuities was mainly due to lower inflation rates and higher mortality rates, while in retail insurance it was mainly explained by a reduction in claims.

Insurance results increased S/ 36.8 million YoY, mostly due to an increase of S/ 33.4 million in annuities and of S/ 7.5 million in individual life, partially offset by a decrease of S/ 4.0 million in retail insurance.

The increase in annuities was mostly related to the acquisition of a D&S portfolio and in individual life due to a hypothesis adjustment in 3Q24. These effects were partially offset by a reduction in retail insurance which was explained by a lower CSM release.

CSM Stock increased 7.0% QoQ and 19.4% YoY

The QoQ performance was driven by new individual life profitable contracts issued in 3Q25, mainly digital life products. Also, the YoY performance shows an increase in individual life and credit life CSM due to higher premiums.

OTHER EXPENSES

Other Expenses

Other Expenses	3Q24	2Q25	3Q25	%chg QoQ	%chg YoY
Salaries and employee benefits	(31.5)	(32.6)	(33.5)	2.8%	6.5%
Administrative expenses	(20.0)	(19.6)	(21.4)	9.0%	7.1%
Depreciation and amortization	(5.4)	(4.4)	(5.3)	21.5%	(1.4)%
Expenses related to rental income	(3.6)	(2.9)	(3.0)	3.6%	(18.3)%
Other	(41.3)	(48.7)	(49.4)	1.4%	19.7%
Other expenses	(101.7)	(108.2)	(112.6)	4.1%	10.6%

Inteligo

SUMMARY

Inteligo’snet profit was S/ 52.3 million in 3Q25, reflecting a quarterlyreduction of S/ 64.7 million and an increase of S/ 18.8 million on a YoY basis.

The quarterly performance was mainly affected by lower mark-to-market valuations in the proprietary investment portfolio, resulting in a S/ 95.4 million reduction in other income. This decrease reflected the significant appreciation of fintech and tech-enabled financial platform positions recorded in the previous quarter. The negative impact was partially offset by a S/ 32.5 million positive effect from income tax, due to the reversal of previously recognized tax provisions at Inteligo Bank, and a S/ 5.4 million decrease in other expenses, mainly related to lower salaries and employee benefits.

The annual improvement was explained by a S/ 6.8 million increase in fee income from financial services, primarily due to higher revenues from the local mutual funds subsidiary (Interfondos), as well as a 13.4% increase in total assets under management, and a S/ 5.3 million decrease in other expenses. These positive effects were partially offset by a S/ 6.5 million reduction in other income from mark-to-market valuations on proprietary portfolio of investments.

From a business development prospective, Inteligo’sclient acquisition efforts continued to deliver solid results, reflected in growth in new account openings and assets under management (AUM) across both private wealth managementand mutual funds. As of September 30, 2025, AUMs increased by 4.1% QoQ and 13.4% YoY.

Inteligo’s ROE stood at 19.3% in 3Q25, lower than 43.9% reported in 2Q25, but higher than the 13.9% of 3Q24.

Wealth Management Segment’s P&L Statement

S/ million	3Q24	2Q25	3Q25	%chg QoQ	%chg YoY
Interest and similar income	43.6	43.1	39.7	(8.0)%	(9.1)%
Interest and similar expenses	(27.1)	(25.3)	(25.9)	2.6%	(4.3)%
Net interest and similar income	16.5	17.8	13.7	(23.1)%	(16.9)%
Impairment loss of loans, net of recoveries	0.2	0.2	(0.1)	n.m.	n.m.
Recovery (loss) due to impairment of financial investments	0.0	(0.2)	0.6	n.m.	n.m.
Net interest and similar income after impairment loss	16.7	17.8	14.1	(20.7)%	(15.3)%
Fee income from financial services, net	43.2	49.6	50.0	0.9%	15.6%
Other income	(12.1)	22.3	22.3	n.m.	n.m.
Other expenses	(47.2)	(47.4)	(42.0)	(11.4)%	(11.1)%
Income before translation result and income tax	35.5	131.7	38.4	(70.8)%	8.3%
Translation result	0.3	2.2	(1.8)	n.m.	n.m.
Income tax	(2.4)	(16.9)	15.6	n.m.	n.m.
Profit for the period	33.5	117.0	52.3	(55.3)%	56.2%
ROE	13.9%	43.9%	19.3%
Efficiency ratio	43.9%	25.6%	50.2%

ASSETS UNDER MANAGEMENT & DEPOSITS

AUM reached S/ 8,083.5 million in 3Q25, a S/ 317.8 million or 4.1% increase QoQ, mostly explained by inflows in mutual funds and private wealth management.

Client deposits were S/ 2,820.8 million in 3Q25, a S/ 501.7 million or 15.1% decrease QoQ.

AUM reached S/ 8,083.5 million in 3Q25, a S/ 955.0 million or 13.4% increase YoY, mostly explained by inflows in mutual funds and private wealth management.

Client deposits were S/ 2,820.8 million in 3Q25, a S/ 267 million or 9.5% decrease YoY

NET INTEREST AND SIMILAR INCOME

Net interest and similar income

Net interest and similar income	3Q24	2Q25	3Q25	%chg QoQ	%chg YoY
Interest and similar income
Due from banks and inter-bank funds	6.2	4.3	3.4	(22.1)%	(45.8)%
Financial Investments	13.7	15.5	13.7	(11.5)%	0.3%
Loans	23.7	23.3	22.6	(3.1)%	(4.8)%
Total interest and similar income	43.6	43.1	39.7	(8.0)%	(9.1)%
Interest and similar expenses
Deposits and obligations	(25.5)	(23.1)	(22.7)	(2.0)%	(11.2)%
Due to banks and correspondents	(1.6)	(2.2)	(3.3)	51.7%	n.m.
Total interest and similar expenses	(27.1)	(25.3)	(25.9)	2.6%	(4.3)%
Net interest and similar income	16.5	17.8	13.7	(23.1)%	(16.9)%

Net interest and similar income was S/ 13.7 million in 3Q25, a S/ 4.1 million or 23.1% decrease when compared with 2Q25, mainly explained by lower interests in financial investments and due from banks and inter-bank funds.

Net interest and similar income decreased by S/ 2.8 million YoY or 16.9%, mainly because of lower interests in due from banks and inter-bank fund and loans, in turn related to lower market rates.

FEE INCOME FROM FINANCIAL SERVICES

Fee income from financial services, net

Fee income from financial services, net	3Q24	2Q25	3Q25	%chg QoQ	%chg YoY
Income
Brokerage and custody services	3.3	5.3	5.3	0.2%	59.7%
Funds management	40.3	44.8	45.2	0.8%	12.0%
Total income	43.7	50.1	50.5	0.8%	15.6%
Expenses
Brokerage and custody services	(0.2)	(0.3)	(0.2)	(17.5)%	21.7%
Others	(0.2)	(0.2)	(0.2)	4.1%	7.3%
Total expenses	(0.4)	(0.5)	(0.5)	(8.3)%	14.3%
Fee income from financial services, net	43.2	49.6	50.0	0.9%	15.6%

Net fee income from financial services was S/ 50.0 million in 3Q25, a S/ 0.4 million or 0.9% increase when compared with 2Q25, mainly explained by higher fees from funds management. This effect was lowered due to lower exchange rates.

On a YoY basis, net fee income from financial services increased by S/ 6.8 million YoY or 15.6%, also explained by higher fees from funds management, due to assets under management growth at InteligoBank and Interfondos.

OTHER INCOME

Other income

Other income	3Q24	2Q25	3Q25	%chg QoQ	%chg YoY
Net gain on sale of financial investments	(0.8)	0.6	0.2	(69.9)%	n.m.
Net trading gain (loss)	24.4	113.2	21.0	(81.4)%	(13.7)%
Other	(0.8)	(2.2)	(4.9)	n.m.	n.m.
Total other income	22.8	111.7	16.3	(85.4)%	(28.6)%

Other income reached S/ 16.3 million in 3Q25, a S/ 95.4 million or 85.4% decrease QoQ due to lower mark-to-market valuations on proprietary portfolio investments, in turn related to significant appreciation of fintech and tech-enabled financial platform positions recorded in the previous quarter

On a YoY basis, other income posted a S/ 6.5 million or 28.6% decrease mostly related to lower mark-to-market valuations on proprietary portfolio of investments.

OTHER EXPENSES

Other expenses

Other expenses	3Q24	2Q25	3Q25	%chg QoQ	%chg YoY
Salaries and employee benefits	(21.4)	(31.0)	(25.3)	(18.5)%	18.0%
Administrative expenses	(12.8)	(12.9)	(13.1)	1.0%	1.8%
Depreciation and amortization	(2.1)	(2.0)	(2.1)	4.4%	(2.5)%
Other	(10.9)	(1.5)	(1.6)	6.0%	(85.6)%
Total other expenses	(47.2)	(47.4)	(42.0)	(11.4)%	(11.1)%
Efficiency ratio	43.9%	25.6%	50.2%

Other income reached -S/ 42.0 million in 3Q25, a S/ 5.4 million or 11.4% decrease QoQ mainly due to lower salaries and employee benefits.

On a YoY basis a S/ 5.3 million or 11.1% decrease driven by lower risk provisions and partially offset by higher personnel expenses.

STRATEGY

We aim to become a leading digital platform with profitable growth. IFS has demonstrated solid recovery, with a net income 17% higher than the same period last year, achieving an ROE of 15.6% in 3Q25 and 17.4% for as of September 2025.

We strive to build primary banking relationships by placing the customer at the center of our decisions and offering the best digital experience. As a result, NPS for retail banking stood at 56, and our retail digital clients are more than 80%.

We continue to focus on our key businesses, maintaining a significant market share in consumer banking loans around 20%, ranking second in the market. Retail deposits are around 15%, ranking third in the market, and commercial banking holds approximately an 11% market share, growing its relevance in the market. In annuities, we are the leader with over a 30% market share. Finally, in wealth management, AUMs continue to grow at double-digit rates, reaching 13% YoY reaching historical highs.

STRATEGIC KPIS

Banking & Payments KPIs

	3Q24	2Q25	3Q25
Digital Metrics
% Digital customers retail	80	83	83
% Digital customers commercial	71	74	73
% Digital self-service retail	76	78	82
% Digital sales retail	69	71	68
NPS Retail (points)	66	54	56
Transactional Metrics
IBK Plin transactions (millions) (*)	130	162	179
Izipay Transaction volume (S/ MM)	16,868	17,259	17,617
IBK share of Izipay transaction flows (%)	38	39	39
(*) Sent transactions

Banking & Payments

We continue to strengthen our position as a digital bank. In the nine months of 2025, our banking customer base grew 4% YoY. Our digital transformation strategy continues to show positive momentum, with the share of retail digital customers increasing YoY from 80% to 83% . Digital self-service usage among retail clients remained stable QoQ but improved to 82% in the last year. Additionally, retail digital sales rose to 68% of retail sales.

We continue to see strong performance in our payment's ecosystem with Plin and Izipay. Plin active users grew 8.7% YoY, while Plin transactions rose by 1.4x YoY. Izipay also continued to expand, with transaction volumes increasing 4.4% YoY. Despite a slight reduction QoQ, synergies between Izipay and Interbank improved compared to the previous year, reinforcing our integrated payments strategy. As a result, cash flows directed to Interbank accounts through Izipay increased by 5.3%; as well as an increase of more than 30% in the float.

Insurance & Wealth Management KPIs

	3Q24	2Q25	3Q25
Insurance
Digital insurance premiums (S/ thousands)	27.0	28.0	32.4
% Digital Self-Service	65.2	68.8	70.9
Wealth Management
% Interfondos digital transactions	53.3	54.3	55.4
% Interfondos digital users	25.3	28.8	30.2
% Digital transactions SAB	25.3	35.6	39.0

Insurance

In the insurance segment, digital adoption continued to accelerate in 3Q25. The share of digital self-service reached 70.9%, up from 68.8% in 2Q25 and 65.2% in 3Q24, reflecting stronger engagement with online channels.

As a result of this growing digital penetration, digital insurance premiums rose to S/ 32.4 millions in 3Q25, continuing the positive trajectory observed in prior periods. This performance highlights the company’s ongoing efforts to enhance customer experience and streamline product distribution through digital platforms.

Wealth Management

In the wealth management segment, digital engagement continued to strengthen during 3Q25. Interfondos’ digital users accounted for 30.2% of total users, up from 28,8% in 2Q25. This reflects sustained momentum in client adoption of digital investment tools and advisory services.

Digital transaction penetration also improved across key platforms. In InteligoSAB (brokerage) channel, the share of digital transactions increased to 30.2%, up from 28.8% in 2Q25 and 25.3% in 3Q24.

Similarly, digital transactions in Interfondosreached 55.4%, continuing their upward trend from 54.3% and 53.3% in prior periods. These results underscore the growing preference among clients for seamless and fully digital investment experiences

Intercorp Financial Services Inc. and Subsidiaries

Interim consolidated financial statements as of September 30, 2025, December 31, 2024 and for the nine-month period ended September 30, 2025 and 2024

Intercorp Finalncial Services Inc. and Subsidiaries

Interim consolidated financial statements as of September 30, 2025, December 31, 2024 and for the nine-month period ended September 30, 2025 and 2024

Content

Interim consolidated financial statements

Interim consolidated statement of financial position	3

Interim consolidated statement of income	4

Interim consolidated statement of other comprehensive income	5

Interim consolidated statement of changes in equity	6

Interim consolidated statement of cash flows	7

Notes to the interim consolidated financial statements	9

Intercorp Financial Services Inc. and Subsidiaries

Interim consolidated statement of financial position

As of September 30, 2025 and December 31, 2024

	Note	30.09.2025	31.12.2024
		S/(000)	S/(000)
Assets
Cash and due from banks	4(a)
Non-interest bearing		2,957,695	4,021,880
Interest bearing		8,506,350	7,973,580
Restricted funds		1,155,588	619,766
		12,619,633	12,615,226
Inter-bank funds	4(e)	115,013	220,060
Financial investments	5	27,619,722	26,857,925
Loans, net:	6
Loans, net of unearned interest		52,113,437	50,959,615
Impairment allowance for loans		(1,666,317)	(1,730,167)
		50,447,120	49,229,448
Investment property	7	1,451,889	1,381,788
Property, furniture and equipment, net		858,145	814,432
Due from customers on acceptances		28,599	9,163
Intangibles and goodwill, net		1,607,649	1,667,753
Other accounts receivable and other assets, net	8	2,286,230	2,670,178
Reinsurance contract assets	12	57,558	18,602
Deferred Income Tax asset, net		35,976	19,206
Total assets		97,127,534	95,503,781
Liabilities and equity
Deposits and obligations	9
Non-interest bearing		7,068,696	7,614,593
Interest bearing		46,541,570	46,153,435
		53,610,266	53,768,028
Inter-bank funds	4(e)	69,008	—
Due to banks and correspondents	10	7,928,070	7,562,057
Bonds, notes and other obligations	11	5,887,532	6,075,433
Due from customers on acceptances		28,599	9,163
Insurance and reinsurance contract liabilities	12	12,933,513	12,524,320
Other accounts payable, provisions and other liabilities	8	4,595,738	4,445,532
Deferred Income Tax liability, net		123,713	140,653
Total liabilities		85,176,439	84,525,186
Equity, net	13
Equity attributable to IFS’s shareholders:
Capital stock		1,038,017	1,038,017
Treasury stock		(433,225)	(206,997)
Capital surplus		532,771	532,771
Reserves		9,100,000	8,300,000
Unrealized results, net		(77,855)	(187,830)
Retained earnings		1,721,474	1,439,274
		11,881,182	10,915,235
Non-controlling interest		69,913	63,360
Total equity, net		11,951,095	10,978,595
Total liabilities and equity, net		97,127,534	95,503,781

The accompanying notes are an integral part of these consolidated financial statements.

Intercorp Financial Services Inc. and Subsidiaries

Interim consolidated statement of income

For the nine-month period ended September 30, 2025 and 2024

	Note	30.09.2025	30.09.2024
		S/(000)	S/(000)
Interest and similar income	15	5,169,143	5,302,925
Interest and similar expenses	15	(1,716,746)	(1,904,860)
Net interest and similar income		3,452,397	3,398,065
Impairment loss on loans, net of recoveries	6(d.1) and (d.2)	(908,150)	(1,400,459)
Loss due to impairment of financial investments	5(c) and 5(d)	(136,807)	(42,945)
Net interest and similar income after impairment loss		2,407,440	1,954,661
Fee income from financial services, net	16	906,446	843,024
Net gain on foreign exchange transactions		282,080	325,919
Net gain on sale of financial investments		69,625	18,084
Net gain on financial assets at fair value through profit or loss	5(e) and 10(b)	347,908	11,285
Net gain on investment property	7(b)	85,885	79,387
Other income	17	108,847	73,662
		1,800,791	1,351,361
Result from insurance activities	18	(46,662)	(139,535)
		(46,662)	(139,535)
Other expenses
Salaries and employee benefits		(826,528)	(700,375)
Administrative expenses		(1,051,353)	(1,004,551)
Depreciation and amortization		(341,043)	(311,159)
Other expenses	17	(118,558)	(136,953)
		(2,337,482)	(2,153,038)
Income before translation result and Income Tax		1,824,087	1,013,449
Exchange difference		29,270	(8,809)
Income Tax	14(e)	(371,475)	(187,273)
Net profit for the period		1,481,882	817,367
Attributable to:
IFS’s shareholders		1,474,066	812,530
Non-controlling interest		7,816	4,837
		1,481,882	817,367
Earnings per share attributable to IFS’s shareholders, basic and diluted (in Soles)	19	13.134	7.098
Weighted average number of outstanding shares (in thousands)	19	112,233	114,479

The accompanying notes are an integral part of these consolidated financial statements.

Intercorp Financial Services Inc. and Subsidiaries

Interim consolidated statement of other comprehensive income

For the nine-month period ended September 30, 2025 and 2024

	30.09.2025	30.09.2024
	S/(000)	S/(000)
Net profit for the period	1,481,882	817,367
Other comprehensive income that will not be reclassified to the consolidated statement of income in subsequent periods:
(Losses) gains on valuation of equity instruments at fair value through other comprehensive income	(3,379)	5,985
Income Tax	9,019	(1,590)
Total unrealized gain that will not be reclassified to the consolidated statement of income in subsequent periods	5,640	4,395
Other comprehensive income to be reclassified to the consolidated statement of income in subsequent periods:
Net movement of debt instruments at fair value through other comprehensive income	707,431	647,636
Income Tax	(3,723)	(4,652)
	703,708	642,984
Insurance reserves at fair value	(538,485)	(507,851)
Net movement of cash flow hedges	36,373	(13,658)
Income Tax	(4,944)	2,039
	31,429	(11,619)
Translation of foreign operations	(74,050)	(676)
Total unrealized gain to be reclassified to the consolidated statement of income in subsequent periods	122,602	122,838
Other comprehensive income for the period	128,242	127,233
Total comprehensive income for the period, net of Income Tax	1,610,124	944,600
Attributable to:
IFS’s shareholders	1,600,473	938,418
Non-controlling interest	9,651	6,182
	1,610,124	944,600

The accompanying notes are an integral part of these consolidated financial statements.

Intercorp Financial Services Inc. and Subsidiaries

Interim consolidated statement of changes in equity

For the nine-month period ended September 30, 2025 and 2024

						Attributable to IFS’s shareholders
								Unrealized results, net
	Number of shares						Instruments that will not be reclassified to the consolidated statement of income	Instruments that will be reclassified to the consolidated statement of income
	Issued	In treasury	Capital stock	Treasury stock	Capital surplus	Reserves	Equity instruments at fair value	Debt instruments at fair value	Insurance contracts reserves	Cash flow hedges reserve	Translation of foreign operations	Retained earnings	Total	Non-controlling interest	Total equity, net
	(in thousands)	(in thousands)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance as of January 1, 2024	115,447	(967)	1,038,017	(84,309)	532,771	6,000,000	(64,141)	(1,293,563)	742,894	(31,933)	188,950	2,921,531	9,950,217	57,884	10,008,101
Net profit for the period	—	—	—	—	—	—	—	—	—	—	—	812,530	812,530	4,837	817,367
Other comprehensive income	—	—	—	—	—	—	4,307	640,947	(507,105)	(11,585)	(676)	—	125,888	1,345	127,233
Total comprehensive income	—	—	—	—	—	—	4,307	640,947	(507,105)	(11,585)	(676)	812,530	938,418	6,182	944,600
Declared dividends and paid, Note 13(a)	—	—	—	—	—	—	—	—	—	—	—	(427,369)	(427,369)	—	(427,369)
Purchase of treasury stock, Note 13(b)	—	(48)	—	(4,638)	—	—	—	—	—	—	—	—	(4,638)	—	(4,638)
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(3,056)	(3,056)
Sale of equity instruments at fair value through other comprehensive income	—	—	—	—	—	—	(18,435)	—	—	—	—	18,435	—	—	—
Others	—	—	—	—	—	—	—	—	—	—	—	(1,067)	(1,067)	(379)	(1,446)
Balance as of September 30, 2024	115,447	(1,015)	1,038,017	(88,947)	532,771	6,000,000	(78,269)	(652,616)	235,789	(43,518)	188,274	3,324,060	10,455,561	60,631	10,516,192

Balance as of January 1, 2025	115,447	(2,159)	1,038,017	(206,997)	532,771	8,300,000	(9,141)	(1,011,868)	681,595	(49,113)	200,697	1,439,274	10,915,235	63,360	10,978,595
Net profit for the period	—	—	—	—	—	—	—	—	—	—	—	1,474,066	1,474,066	7,816	1,481,882
Other comprehensive income	—	—	—	—	—	—	5,104	701,700	(537,694)	31,347	(74,050)	—	126,407	1,835	128,242
Total comprehensive income	—	—	—	—	—	—	5,104	701,700	(537,694)	31,347	(74,050)	1,474,066	1,600,473	9,651	1,610,124
Declared dividends, Note 13(a)	—	—	—	—	—	—	—	—	—	—	—	(420,096)	(420,096)	—	(420,096)
Transfer of retained earnings to reserves, Note 13(d)	—	—	—	—	—	800,000	—	—	—	—	—	(800,000)	—	—	—
Purchase of treasury stock, Note 13(b)	—	(1,937)	—	(226,228)	—	—	—	—	—	—	—	—	(226,228)	—	(226,228)
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(3,097)	(3,097)
Sale of equity instruments at fair value through other comprehensive income	—	—	—	—	—	—	(16,432)	—	—	—	—	16,432	—	—	—
Others	—	—	—	—	—	—	—	—	—	—	—	11,798	11,798	(1)	11,797
Balance as of September 30, 2025	115,447	(4,096)	1,038,017	(433,225)	532,771	9,100,000	(20,469)	(310,168)	143,901	(17,766)	126,647	1,721,474	11,881,182	69,913	11,951,095

The accompanying notes are an integral part of these consolidated financial statements.

Intercorp Financial Services Inc. and Subsidiaries

Interim consolidated statement of cash flows

For the nine-month periods ended September 30, 2025 and 2024

	30.09.2025	30.09.2024
	S/(000)	S/(000)
Cash flows from operating activities
Net profit for the period	1,481,882	817,367
Plus (minus) adjustments to net profit
Impairment loss on loans, net of recoveries	908,150	1,400,459
Loss due to impairment of financial investments	136,807	42,945
Depreciation and amortization	341,043	311,159
Provision for sundry risks	2,291	21,091
Deffered Income Tax	(42,299)	68,682
Net gain on sale of financial investments	(69,625)	(18,084)
Net gain on financial assets at fair value through profit or loss	(347,908)	(11,285)
Net gain on valuation of investment property	(27,944)	(29,418)
Net (gain) loss on sale of investment property	(320)	3,176
Exchange difference	(29,270)	8,809
Decrease in accrued interest receivable	204,828	242,687
(Decrease) increase in accrued interest payable	(122,822)	53,610
Net changes in assets and liabilities
Net increase in loan portfolio	(2,115,053)	(3,245,991)
Net decrease in other accounts receivable and other assets	495,067	13,686
Net (increase) decrease in restricted funds	(535,822)	453,664
(Decrease) increase in deposits and obligations	(95,168)	4,864,726
Increase (decrease) in due to banks and correspondents	381,957	(1,485,404)
(Decrease) increase in other accounts payable, provisions and other liabilities	(1,663,554)	471,122
Decrease (increase) of investments at fair value through profit or loss	69,088	(34,855)
Net cash (used in) provided by operating activities	(1,028,672)	3,948,146

The accompanying notes are an integral part of these consolidated financial statements.

Interim consolidated statements of cash flows (continued)

	30.09.2025	30.09.2024
	S/(000)	S/(000)
Cash flows from investing activities
(Purchase) sale of investments at fair value through other comprehensive income and at amortized cost	(104,254)	600,727
Purchase of property, furniture and equipment	(154,085)	(79,334)
Purchase of intangible assets	(132,557)	(143,304)
Purchase of investment property	(47,157)	(40,516)
Sale of investment property	—	39,176
Net cash (used in) provided by investing activities	(438,053)	376,749
Cash flows from financing activities
Dividends paid	(420,096)	(427,369)
Issuance of securities, bonds and obligations in circulation	1,557,937	1,366,199
Payments of bonds, notes and other obligations	—	(1,111,837)
Decrease in receivable inter-bank funds	105,047	474,915
Increase in payable inter-bank funds	69,008	701,404
Purchase of treasury stock, net	(226,228)	(4,638)
Dividend payments to non-controlling interest	(3,097)	(3,056)
Lease payments	(62,750)	(61,403)
Net cash provided by financing activities	1,019,821	934,215
Net (decrease) increase in cash and cash equivalents	(446,904)	5,259,110
Translation loss on cash and cash equivalents	(79,700)	(10,585)
Cash and cash equivalents at the beginning of the period	11,977,366	9,074,211
Cash and cash equivalents at the end of the period	11,450,762	14,322,736

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the interim consolidated financial statements

As of September 30, 2025 and December 31, 2024

1. Business activity

Intercorp Financial Services Inc. and Subsidiaries (henceforth "IFS", “the Company” or “the Group”), is a limited liability holding company incorporated in the Republic of Panama on September 19, 2006, and is a Subsidiary of Intercorp Peru Ltd. (henceforth “Intercorp Peru”), holding of Intercorp Group, incorporated in 1997 in the Commonwealth of the Bahamas. As of September 30, 2025, Intercorp Peru holds directly and indirectly 74.15 percent of the issued capital stock of IFS, equivalent to 73.20 percent of the outstanding capital stock of IFS (72.47 percent of the issued capital stock, equivalent to 71.95 percent of the outstanding capital stock as of December 31, 2024).

IFS’s legal domicile is located at Av. Carlos Villarán 140 Urb. Santa Catalina, La Victoria, Lima, Peru.

As of September 30, 2025 and December 31, 2024, IFS holds 99.31 percent of the capital stock of Banco Internacional del Peru S.A.A. – Interbank (henceforth “Interbank”), 99.85 percent of the capital stock of Interseguro Compañía de Seguros S.A. (henceforth “Interseguro”), 100 percent of the capital stock of Inteligo Group Corp. (henceforth “Inteligo”) and 100 percent of Procesos de Medios de Pago and its subsidiary Izipay S.A.C (henceforth and together "Izipay"), acquired in April 2022.

The operations of Interbank, Interseguro and Izipay are concentrated in Peru, while the operations of Inteligo and its Subsidiaries (Interfondos S.A. Sociedad Administradora de Fondos, Inteligo Sociedad Agente de Bolsa S.A. and Inteligo Bank Ltd.) are mainly concentrated in Peru and Panama.

The main activities of IFS’s Subsidiaries and their assets, liabilities, equity, operating income, net income and other relevant information are presented in Note 2.

The interim consolidated financial statements as of September 30, 2025, have been approved by the Audit Committee and Board’s Meeting held on November 04 and 06, 2025, respectively. The audited consolidated financial statements as of December 31, 2024, (henceforth “Annual Consolidated Financial Statements”) were approved by the General Shareholders’ Meeting held on March 31, 2025.

2. Subsidiaries

IFS’s Subsidiaries are the following:

(a) Banco Internacional del Peru S.A.A. - Interbank and Subsidiaries -

Interbank is incorporated in Peru and is authorized by the Superintendencia de Banca, Seguros y AFP (henceforth “SBS”) to operate as a universal bank in accordance with Peruvian law. The Interbank's operations are governed by the General Act of the Banking and Insurance System and Organic Act of the SBS – Act No. 26702 and its amendments (henceforth “the Banking and Insurance Act”), that establishes the requirements, rights, obligations, restrictions and other operating conditions that financial and insurance entities must comply with in Peru.

As of September 30, 2025 and December 31, 2024, Interbank has 149 offices.

Additionally, it holds approximately 100 percent of the shares of the following Subsidiaries:

Entity	Activity

Internacional de Títulos Sociedad Titulizadora S.A. - Intertítulos S.T.	Manages securitization funds.
Compañía de Servicios Conexos Expressnet S.A.C.	Services related to credit card transactions or products related to the brand “American Express”.

(b) Interseguro Compañía de Seguros S.A. and Subsidiary -

Interseguro is incorporated in Peru and its operations are governed by the Banking and Insurance Act. It is authorized by the SBS to issue life and general risk insurance contracts.

Interseguro holds participations in Patrimonio Fideicometido D.S.093-2002-EF, Interproperties Peru (henceforth “Patrimonio Fideicometido – Interproperties Peru”), that is a structured entity, incorporated in April 2008, and in which several investors (related parties to the Group) contributed investment properties. Each investor or investors have ownership of and specific control over the contributed investment property. The fair values of the properties contributed by Interseguro that were included in this structured entity as of September 30, 2025 and December 31, 2024, amounted to S/89,534,000 and S/89,124,000, respectively; see Note 7. IFS has ownership and decision-making power over these properties and the Group has the exposure or rights to their returns; therefore, IFS consolidates the silos containing the investment properties that it controls.

(c) Inteligo Group Corp. and Subsidiaries -

Inteligo is incorporated in the Republic of Panama and as of September 30, 2025 and December 31, 2024,owns mainly the following Subsidiaries:

Entity	Activity

Inteligo Bank Ltd.

It is incorporated in The Commonwealth of the Bahamas and has a branch established in the Republic of Panama that operates under an international license issued by the Superintendence of Banks of the Republic of Panama. Its main activity is to provide private and institutional banking services, mainly to Peruvian citizens.

Inteligo Sociedad Agente de Bolsa S.A.	Brokerage firm incorporated in Peru.
Inteligo Peru Holding S.A.C.

Financial holding company incorporated in Peru in December 2018. As of September 30, 2025 and December 31, 2024, it holds 99.99 percent interest in Interfondos S.A. Sociedad Administradora de Fondos, company that manages mutual funds and investment funds.

Inteligo USA, Inc.	Incorporated in the United States of America in January 2019, provides investment consultancy and related services.

(d) Negocios e Inmuebles S.A. -

Negocios e Inmuebles is incorporated in Peru, was acquired by IFS as part of the purchase of Seguros Sura and Hipotecaria Sura in year 2017. As of September 30, 2025 and December 31, 2024, Negocios e Inmuebles S.A., holds 8.50 percent of Interseguro’s capital stock .

(e) San Borja Global Opportunities S.A.C. -

San Borja Global Opportunities is incorporated in Peru. Its corporate purpose is the marketing of products and services through Internet, telephony or related and it operates under the commercial name of Shopstar (online Marketplace) dedicated to the sale of products from different stores locally.

(f) Procesos de Medios de Pago S.A. and subsidiary Izipay S.A.C. (collectively, "Izipay") –

Procesos de Medios de Pago is dedicated to the development, management and operation of the shared service of transaction processing of credit and debit cards, through the acquirer role for the brands MasterCard, Visa and other private brands; also, it renders the processing service, through the issuer role, to entities of the financial system. Izipay is dedicated to the facilitation of payments and services, offering its services of technological, operating and safety infrastructure through the affiliation of commercial stores, as well as installation and maintenance of infrastructure for transactions through the electronic commerce modality, interconnected with the networks of payment methods processors. Until March 2022, Interbank maintained 50 percent of Procesos de Medios de Pago, company incorporated in Peru and in April 2022, IFS acquired the remaining 50 percent, acquiring control of Izipay. Since this time, Izipay consolidates its financial information together with IFS.

3. Significant accounting policies

3.1 Basis of presentation and use of estimates –

The interim consolidated financial statements as of September 30, 2025 and December 31, 2024, have been prepared in accordance with IAS 34 “Interim Financial Reporting”.

The interim consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Annual Consolidated Financial Statements as of December 31, 2024.

The accompanying interim consolidated financial statements have been prepared on the historical cost basis, except for investment property, derivative financial instruments, financial investments at fair value through profit or loss and through other comprehensive income, which have been measured at fair value. The interim consolidated financial statements are presented in Soles, which is the functional currency of the Group, and all values are rounded to the nearest thousand (S/(000)), except when otherwise indicated.

The preparation of the interim consolidated financial statements, in accordance with the International Financial Reporting Standards (henceforth “IFRS”) as issued by the International Accounting Standards Board (IASB), requires Management to make estimations and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of significant events in the notes to the interim consolidated financial statements.

In that sense, the estimates and criteria are continually assessed and are based on historical experience, as well as other factors, including expectations of future events that are believed to be reasonable under the current circumstances. Existing circumstances and assumptions about future developments, however, may change due to markets’ behavior or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur. Actual results could differ from those estimates. The most significant estimates comprised in the accompanying interim consolidated financial statements are related to the calculation of the impairment of the portfolio of loan and financial investments, the measurement of the fair value of the financial investments and investment property, the assessment of the impairment of goodwill and the intangible of indefinite life, the liabilities for insurance contracts and measurement of the fair value of derivative financial instruments; also, there are other estimates such as provisions for litigation, the estimated useful life of intangible assets and property, furniture and equipment, the estimation of deferred Income Tax and the determination of the terms and estimation of the interest rate of the lease contracts.

3.2 Basis of consolidation –

The interim consolidated financial statements of IFS comprise the financial statements of Intercorp Financial Services Inc. and Subsidiaries. The method adopted by IFS to consolidate its financial information with its Subsidiaries is described in Note 3.3 to the Annual Consolidated Financial Statements and has not changed since then.

4. Cash and due from banks and inter-bank funds

(a) The detail of cash and due from banks is as follows:

	30.09.2025	31.12.2024
	S/(000)	S/(000)
Cash and clearing (b)	2,164,762	2,853,187
Deposits in the BCRP (b)	7,723,769	7,333,818
Deposits in banks (c)	1,562,231	1,790,361
Total cash and cash equivalent	11,450,762	11,977,366
Accrued interest	13,283	18,094
Restricted funds (d)	1,155,588	619,766
Total	12,619,633	12,615,226

The balance of cash and cash equivalents presented in the interim consolidated statements of cash flows exclude the restricted funds and accrued interest.

(b) In accordance with rules in force, Interbank is required to maintain a legal reserve to honor its obligations with the public. This reserve is comprised of funds kept in Interbank and in the BCRP and is made up as follows:

	30.09.2025	31.12.2024
	S/(000)	S/(000)
Legal reserve (*)
Deposits in the BCRP	4,918,269	5,969,218
Cash in vaults	2,164,707	2,644,386
Subtotal legal reserve	7,082,976	8,613,604
Non-mandatory reserve
Overnight deposits in BCRP (**)	2,355,500	564,600
Term deposits in BCRP (***)	450,000	800,000
Cash and clearing	—	208,548
Subtotal non-mandatory reserve	2,805,500	1,573,148
Cash balances not subject to legal reserve	55	253
Total	9,888,531	10,187,005

(*) The legal reserve funds maintained in the BCRP are non-interest bearing, except for the part that exceeds the minimum reserve required that accrued interest at a nominal annual rate, established by the BCRP. As of September 30, 2025 and December 31, 2024, the Group presented only excess in foreign currency that accrued interest in US Dollars at an annual average rate of 3.67 and 3.90 percent, respectively.

In Group Management’s opinion, Interbank has complied with the requirements established by the rules in force related to the computation of the legal reserve.

(**) As of September 30, 2025, corresponds to one overnight deposit in local currency for S/100,000,000 and one overnight deposit in foreign currency for US$650,000,000 (approximately equivalent to S/2,255,500,000), with maturity in the first days of October 2025, and accrued interest at an annual interest rate of 2.25 and 4.16 percent, respectively (as of December 31, 2024, corresponded to one overnight deposit in foreign currency for US$150,000,000 (approximately equivalent to S/564,600,000), with maturity in the first days of January 2025, and accrued interest at an annual interest rate of 4.44 percent).

(***) As of September 30, 2025, corresponds to overnight deposits in local currency, with maturity in October 2025, which accrued interest at an average annual interest rate of 4.23 percent (as of December 31, 2024, corresponded to overnight deposits in local currency, with maturity in the first days of January 2025, and accrued interest at an average annual interest rate of 4.83 percent).

(c) Deposits in domestic banks and abroad are mainly in Soles and US Dollars, they are freely available and accrue interest at market rates.

(d) The Group maintains restricted funds related to:

	30.09.2025	31.12.2024
	S/(000)	S/(000)
Repurchase agreements with the BCRP (*)	813,411	—
Inter-bank transfers (**)	294,551	596,648
Derivative financial instruments, Note 8(b)	45,735	21,568
Others	1,891	1,550
Total	1,155,588	619,766

(*) As of September 30, 2025, corresponds to deposits in the BCRP that guarantee loans with said entity, see Note 10(b).

(**) Funds held at BCRP to guarantee transfers made through the Electronic Clearing House ("CCE", by its Spanish acronym).

(e) Inter-bank funds -

These are loans made between financial institutions with maturity, in general, minor than 30 days. As of September 30, 2025, Inter-bank funds’ assets accrue interest at an annual rate of 4.11 percent in local currency (as of December 31, 2024, Inter-bank funds’ assets accrue interest at an annual rate of 5.00 percent in local currency); and do not have specific guarantees. As of September 30, 2025, Inter-bank funds liabilities accrue interest at an annual rate of 4.25 percent in local currency.

5. Financial investments

(a) This caption is made up as follows:

	30.09.2025	31.12.2024
	S/(000)	S/(000)

Debt instruments measured at fair value through other comprehensive income (b) and (c)	20,994,458	20,377,805
Investments at amortized cost (d)	3,876,624	3,784,912
Investments at fair value through profit or loss (e)	1,979,248	1,776,567
Equity instruments measured at fair value through other comprehensive income (f)	511,123	458,268
Total financial investments	27,361,453	26,397,552
Accrued income
Debt instruments measured at fair value through other comprehensive income (b)	217,776	347,087
Investments at amortized cost (d)	40,493	113,286
Total	27,619,722	26,857,925

(b) Following is the detail of debt instruments measured at fair value through other comprehensive income:

		Unrealized gross amount				Annual effective interest rates
	Amortized			Estimated		S/		US$
	cost	Gains	Losses (c)	fair value	Maturity	Min	Max	Min	Max
	S/(000)	S/(000)	S/(000)	S/(000)		%	%	%	%
As of September 30, 2025
Corporate, leasing and subordinated bonds	9,539,774	227,184	(623,995)	9,142,963	Dec-25 / Feb-97	3.17	22.13	4.24	11.64
Sovereign Bonds of the Republic of Peru	8,765,312	125,049	(205,176)	8,685,185	Aug-26 / Feb-55	1.99	6.56	—	—
Negotiable Certificates of Deposit issued by the Central Reserve Bank of Peru	2,036,495	381	(25)	2,036,851	Oct-25 / Feb-26	3.90	3.90	—	—
Global Bonds of the Republic of Peru	541,965	5,602	(8,717)	538,850	Jan-26 / Nov-50	—	—	3.83	5.74
Bonds guaranteed by the Peruvian Government	494,702	13,025	(818)	506,909	Apr-28 / Oct-33	3.28	4.20	5.57	6.67
Treasury Bonds of the United States of America	48,284	118	(2,342)	46,060	Oct-25 / Aug-55	—	—	3.86	4.62
Global Bonds of the United States of Mexico	27,355	232	(1,676)	25,911	May-31 / Feb-34	—	—	4.89	5.49
Global Bonds of the Republic of Chile	11,708	94	(73)	11,729	Jan-29 / Jan-32	—	—	4.11	4.53
Total	21,465,595	371,685	(842,822)	20,994,458
Accrued interest				217,776
Total				21,212,234

		Unrealized gross amount				Annual effective interest rates
	Amortized			Estimated		S/		US$
	cost	Gains	Losses (c)	fair value	Maturity	Min	Max	Min	Max
	S/(000)	S/(000)	S/(000)	S/(000)		%	%	%	%
As of December 31, 2024
Corporate, leasing and subordinated bonds	9,867,060	111,866	(805,981)	9,172,945	Jan-25 / Feb-97	2.20	14.00	3.70	10.86
Sovereign Bonds of the Republic of Peru	8,331,426	24,387	(410,536)	7,945,277	Aug-26 / Feb-55	2.81	7.12	-	-
Negotiable Certificates of Deposit issued by the Central Reserve Bank of Peru	2,113,571	370	(17)	2,113,924	Jan-25 / Jun-25	4.51	4.68	-	-
Bonds guaranteed by the Peruvian Government	554,359	6,798	(4,603)	556,554	Apr-28 / Oct-33	3.65	4.74	6.37	7.22
Global Bonds of the Republic of Peru	548,697	—	(27,058)	521,639	Jul-25 / Nov-50	-	-	5.00	6.14
Treasury Bonds of the United States of America	57,607	—	(5,082)	52,525	Nov-31 / Aug-34	-	-	4.46	4.53
Global Bonds of the United States of Mexico	18,100	—	(3,159)	14,941	Feb-34	-	-	6.51	6.51
Total	21,490,820	143,421	(1,256,436)	20,377,805
Accrued interest				347,087
Total				20,724,892

(c) The Group, according to the business model applied to these debt instruments, has the capacity to hold these investments for a sufficient period that allows the recovery of the fair value, up to the maximum period for the early recovery or the due date.

Following is the movement of the provision for expected credit loss for these debt instruments, measured at fair value through other comprehensive income:

	30.09.2025	31.12.2024	30.09.2024
	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of the period	95,090	61,046	61,046
New assets originated or purchased	1,907	1,095	1,049
Assets derecognized or matured (excluding write-offs)	(2,876)	(3,915)	(3,672)
Effect on the expected credit loss due to the change of the stage during the year	61,351	8,958	7,693
Loss for impairment	74,386	37,325	38,348
Others	2,039	4,058	(473)
Movement of the period	136,807	47,521	42,945
Write-offs	(69,639)	(13,043)	—
Effect of foreign exchange variation	(2,000)	(434)	(465)
Expected credit loss at the end of the period	160,258	95,090	103,526

(d) As of September 30, 2025, investments at amortized cost corresponds mainly to Sovereign Bonds of the Republic of Peru issued in Soles for an amount of S/3,775,985,000, including accrued interest of S/34,265,000 (as of December 31, 2024, investments at amortized cost corresponds mainly to Sovereign Bonds of the Republic of Peru issued in Soles for an amount of S/3,799,540,000, including accrued interest of S/101,143,000). Said investments present low credit risk and the impairment loss is not significant.

As of September 30, 2025, these investments have maturity dates that range from August 2026 to August 2039, have accrued interest at effective annual rates between 4.36 percent and 7.76 percent, and a fair value amounting to approximately S/3,918,550,000 (As of December 31, 2024, these investments have maturity dates that range from August 2026 to August 2039, have accrued interest at effective annual rates between 4.36 percent and 7.76 percent, and a fair value amounting to approximately S/3,775,935,000).

Additionally, as of September 30, 2025, term deposits mainly issued in local currency are held, for an amount of S/141,132,000, including accrued interest amounting to S/6,228,000 (as of December 31, 2024, term deposits mainly issued in local currency are held, for an amount of S/98,658,000, including accrued interest amounting to S/12,143,000).Said investments present low credit risk and the impairment loss is not material. As of September 30, 2025, the maturity of these investments fluctuates between February 2026 and February 2029, have accrued interest at effective annual rates between 3.00 percent and 5.00 percent, and their fair value amounts to approximately S/141,132,000 (as of December 31, 2024, the maturity of these investments fluctuated between January 2025 and February 2029, have accrued interest at effective annual rates between 3.10 percent and 8.80 percent, and their fair value amounted to approximately S/98,658,000).

During the year 2024, the Government of the Republic of Peru performed public offerings to repurchase certain sovereign bonds, with the purpose of renewing its debt and funding the fiscal deficit. Considering the purpose of this offer, subsequently to it, there should not be existing remaining sovereign bonds of the repurchased issuances or, in case of existing, they would become illiquid on the market. In that sense, during the year 2024, sold S/630,749,000, generating a gain amounting to S/866,000, which was recorded in the caption “Net gain on sale of financial investments” of the interim consolidated statement of income. Additionally, with the purpose of maintaining its asset management strategy, Interbank, during the year 2024, purchased simultaneously other sovereign bonds of the Republic of Peru for approximately S/628,675,000, and classified them as investments at amortized cost. In Management’s opinion and pursuant to IFRS 9, said transaction is congruent with the Group’s business model because although said sales were significant, they were infrequent and were performed with the sole purpose of facilitating the renewal and the funding of the fiscal deficit of the Republic of Peru, and thus the business model regarding these assets has always been to collection of the contractual cash flows.

As of September 30, 2025 and December 31, 2024, Interbank holds loans with the BCRP that are guaranteed with these sovereign bonds, classified as restricted, for approximately S/1,074,103,000 and S/1,861,524,000, respectively, see Note 10(a).

As of September 30, 2025 and December 31, 2024, Interbank holds loans with foreign banks that are guaranteed with these sovereign bonds, classified as restricted, for approximately S/418,538,000 and S/435,242,000, respectively; see Note 10(a).

(e) The composition of financial instruments at fair value through profit or loss is as follows:

	30.09.2025	31.12.2024
	S/(000)	S/(000)
Equity instruments
Local and foreign mutual funds and investment funds participations	1,714,892	1,396,582
Listed shares	73,514	202,054
Non-listed shares	172,753	154,856
Debt instruments
Sovereign Bonds of the Republic of Peru	11,953	8,538
Sovereign Bonds issued by foreign governments	3,976	2,431
Corporate, leasing and subordinated bonds	2,160	2,172
Negotiable Certificates of Deposits issued by the BCRP	—	9,934
Total	1,979,248	1,776,567

As of September 30, 2025 and December 31, 2024, investments at fair value through profit or loss include investments held for trading for approximately S/174,318,000 and S/152,755,000, respectively; and those assets that are necessarily measured at fair value through profit or loss for approximately S/1,804,930,000 and S/1,623,812,000, respectively.

(f) The composition of equity instruments measured at fair value through other comprehensive income is as follows:

	30.09.2025	31.12.2024
	S/(000)	S/(000)
Listed shares	469,106	420,474
Non-listed shares	42,017	37,794
Total	511,123	458,268

As of September 30, 2025 and December 31, 2024, it corresponds to investments in shares in the biological sciences, distribution of machinery, energy, telecommunications, financial and massive consumption sectors that are listed on the domestic and foreign markets.

(g) Below are the debt instruments measured at fair value through other comprehensive income and at amortized cost according to the stages indicated IFRS 9, as of September 30, 2025 and December 31, 2024:

	30.09.2025
Debt instruments measured at fair value through other comprehensive income and at amortized cost	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Sovereign Bonds of the Republic of Peru	12,426,905	—	—	12,426,905
Corporate, leasing and subordinated bonds	8,546,881	592,543	3,539	9,142,963
Negotiable Certificates of Deposit issued by the BCRP	2,036,851	—	—	2,036,851
Global Bonds of the Republic of Peru	538,850	—	—	538,850
Bonds guaranteed by the Peruvian government	506,909	—	—	506,909
Treasury Bonds of the United States of America	46,060	—	—	46,060
Global Bonds of the United States of Mexico	25,911	—	—	25,911
Global Bonds of the Republic of Chile	11,729	—	—	11,729
Term deposits	134,904	—	—	134,904
Total	24,275,000	592,543	3,539	24,871,082

	31.12.2024
Debt instruments measured at fair value through other comprehensive income and at amortized cost	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Sovereign Bonds of the Republic of Peru	11,643,674	—	—	11,643,674
Corporate, leasing and subordinated bonds	8,126,895	1,046,050	—	9,172,945
Negotiable Certificates of Deposit issued by the BCRP	2,113,924	—	—	2,113,924
Bonds guaranteed by the Peruvian government	556,554	—	—	556,554
Global Bonds of the Republic of Peru	521,639	—	—	521,639
Treasury Bonds of the United States of America	52,525	—	—	52,525
Global Bonds of the United States of Mexico	14,941	—	—	14,941
Term deposits	86,515	—	—	86,515
Total	23,116,667	1,046,050	—	24,162,717

6. Loans, net

(a) This caption is made up as follows:

	30.09.2025	31.12.2024
	S/(000)	S/(000)
Direct loans (*)
Loans (**)	40,244,120	38,456,682
Credit cards and other loans (***)	5,450,345	5,386,427
Leasing	1,662,532	1,584,357
Discounted notes	1,367,782	1,706,886
Factoring	1,014,186	1,410,968
Advances and overdrafts	57,808	101,848
Refinanced loans	488,548	449,438
Past due and under legal collection loans	1,272,408	1,318,758
	51,557,729	50,415,364
Plus (minus)
Accrued interest from performing loans	571,471	569,384
Unearned interest and interest collected in advance	(15,763)	(25,133)
Impairment allowance for loans (d)	(1,666,317)	(1,730,167)
Total direct loans, net	50,447,120	49,229,448
Indirect loans	5,390,897	5,068,694

(*) Under the program “Reactiva Peru”, launched by the Peruvian Government in the context of the pandemic Covid-19, as a credit program guaranteed by it, Interbank granted loans for S/6,617,142,000, and the balance as of September 30, 2025 amounts to S/133,172,000, including accrued interest for S/46,753,000; S/25,718,000 being the amount covered by the guarantee of the Peruvian Government (as of December 31, 2024 amounts to S/315,379,000, including accrued interest for S/45,229,000; S/192,948,000 being the amount covered by the guarantee of the Peruvian Government).

(**) As of September 30, 2025 and December 31, 2024, Interbank maintains repo operations of loans represented in securities according to the BCRP’s definition. In consequence, loans provided as guarantee amounts to S/917,000 and S/123,772,000, respectively, and is presented in the caption “Loan, net”, and the related liability is presented in the caption “Due to banks and correspondents” of the interim consolidated statement of financial position; see Note 10(b).

(***) As of September 30, 2025 and December 31, 2024, it includes non-revolving consumer loans for approximately S/2,714,729,000 and S/2,666,284,000, respectively.

(b) The classification of the direct loan portfolio is as follows:

	30.09.2025	31.12.2024
	S/(000)	S/(000)
Commercial loans (c.1)	23,149,054	22,770,495
Consumer loans (c.1)	15,210,673	15,036,411
Mortgage loans (c.1)	11,138,869	10,571,300
Small and micro-business loans (c.1)	2,059,133	2,037,158
Total	51,557,729	50,415,364

For purposes of estimating the impairment loss in accordance with IFRS 9, the Group's loans are segmented into homogeneous groups that share similar risk characteristics. In this sense, the Group has determined three types of loan portfolios: Retail Banking (consumer and mortgage loans), Commercial Banking (commercial loans) and Small Business Banking (loans to small and micro-business).

(c) The following table shows the credit quality and maximum exposure to credit risk based on the Group's internal credit rating as of September 30, 2025 and December 31, 2024. The amounts presented do not consider impairment.

	30.09.2025				31.12.2024
Direct loans, (c.1)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	36,598,386	124,382	—	36,722,768	32,184,807	340,472	—	32,525,279
Standard grade	5,578,412	1,552,645	—	7,131,057	8,332,692	1,513,955	—	9,846,647
Substandard grade	2,497,088	1,571,217	—	4,068,305	2,705,012	1,582,401	—	4,287,413
Past due but not impaired	1,344,722	1,091,271	—	2,435,993	1,335,553	1,172,779	—	2,508,332
Impaired
Individually	—	—	22,988	22,988	—	—	23,214	23,214
Collectively	—	—	1,176,618	1,176,618	—	—	1,224,479	1,224,479
Total direct loans	46,018,608	4,339,515	1,199,606	51,557,729	44,558,064	4,609,607	1,247,693	50,415,364

	30.09.2025				31.12.2024
Contingent Credits: Guarantees and stand by letters, import and export letters of credit (substantially, all indirect loans correspond to commercial loans)	Stage 1 S/(000)	Stage 2 S/(000)	Stage 3 S/(000)	Total S/(000)	Stage 1 S/(000)	Stage 2 S/(000)	Stage 3 S/(000)	Total S/(000)
Not impaired
High grade	4,237,675	139,666	—	4,377,341	3,434,095	31,240	—	3,465,335
Standard grade	317,646	178,671	—	496,317	1,055,740	118,821	—	1,174,561
Substandard grade	372,347	132,462	—	504,809	272,352	132,498	—	404,850
Past due but not impaired	—	—	—	—	—	—	—	—
Impaired
Individually	—	—	6,181	6,181	—	—	6,181	6,181
Collectively	—	—	6,249	6,249	—	—	17,767	17,767
Total indirect loans	4,927,668	450,799	12,430	5,390,897	4,762,187	282,559	23,948	5,068,694

(c.1) The following tables show the credit quality and maximum exposure to credit risk for each classification of the direct loans:

	30.09.2025				31.12.2024
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Commercial loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	15,476,960	76,230	—	15,553,190	11,636,968	290,927	—	11,927,895
Standard grade	3,205,765	1,123,012	—	4,328,777	6,274,653	1,024,426	—	7,299,079
Substandard grade	1,402,330	395,620	—	1,797,950	1,749,950	356,019	—	2,105,969
Past due but not impaired	871,196	302,955	—	1,174,151	770,026	345,062	—	1,115,088
Impaired
Individually	—	—	22,988	22,988	—	—	23,214	23,214
Collectively	—	—	271,998	271,998	—	—	299,250	299,250
Total direct loans	20,956,251	1,897,817	294,986	23,149,054	20,431,597	2,016,434	322,464	22,770,495

	30.09.2025				31.12.2024
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Consumer loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	10,836,746	25,874	—	10,862,620	10,914,268	28,813	—	10,943,081
Standard grade	1,504,433	319,101	—	1,823,534	1,210,504	320,220	—	1,530,724
Substandard grade	730,815	714,207	—	1,445,022	593,507	765,324	—	1,358,831
Past due but not impaired	165,075	438,687	—	603,762	180,748	508,336	—	689,084
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	475,735	475,735	—	—	514,691	514,691
Total direct loans	13,237,069	1,497,869	475,735	15,210,673	12,899,027	1,622,693	514,691	15,036,411

	30.09.2025				31.12.2024
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Mortgage loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	9,010,665	22,111	—	9,032,776	8,407,045	20,165	—	8,427,210
Standard grade	524,520	5,967	—	530,487	528,923	3,714	—	532,637
Substandard grade	288,464	408,863	—	697,327	318,802	400,671	—	719,473
Past due but not impaired	268,024	263,553	—	531,577	322,348	244,537	—	566,885
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	346,702	346,702	—	—	325,095	325,095
Total direct loans	10,091,673	700,494	346,702	11,138,869	9,577,118	669,087	325,095	10,571,300

	30.09.2025				31.12.2024
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Small and micro-business loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	1,274,015	167	—	1,274,182	1,226,526	567	—	1,227,093
Standard grade	343,694	104,565	—	448,259	318,612	165,595	—	484,207
Substandard grade	75,479	52,527	—	128,006	42,753	60,387	—	103,140
Past due but not impaired	40,427	86,076	—	126,503	62,431	74,844	—	137,275
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	82,183	82,183	—	—	85,443	85,443
Total direct loans	1,733,615	243,335	82,183	2,059,133	1,650,322	301,393	85,443	2,037,158

(d) The balances of the direct and indirect loan portfolio and the movement of the respective allowance for expected credit loss, calculated according to IFRS 9, is as follows:

(d.1) Direct loans

	30.09.2025				30.09.2024				31.12.2024
Changes in the allowance for expected credit losses for direct loans, see (d.1.1)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year balances	439,324	566,636	724,207	1,730,167	545,242	833,912	970,271	2,349,425	2,349,425
Impact of the expected credit loss on the consolidated statement of income -
New originated or purchased assets	267,253	—	(2)	267,251	273,534	—	—	273,534	345,800
Assets matured or derecognized (excluding write-offs)	(92,201)	(78,644)	(31,343)	(202,188)	(95,316)	(50,949)	(19,118)	(165,383)	(205,649)
Transfers to Stage 1	88,167	(87,571)	(596)	—	116,524	(114,998)	(1,526)	—	—
Transfers to Stage 2	(104,890)	112,722	(7,832)	—	(117,659)	124,885	(7,226)	—	—
Transfers to Stage 3	(28,812)	(127,254)	156,066	—	(66,994)	(359,623)	426,617	—	—
Impact on the expected credit loss for credits that change stage in the period	(74,244)	137,226	593,826	656,808	(97,946)	180,005	1,227,905	1,309,964	1,571,218
Others	(25,261)	(38,727)	250,130	186,142	(107,507)	(59,548)	149,214	(17,841)	12,523
Total	30,012	(82,248)	960,249	908,013	(95,364)	(280,228)	1,775,866	1,400,274	1,723,892
Write-offs	—	—	(1,087,637)	(1,087,637)	—	—	(2,058,381)	(2,058,381)	(2,524,919)
Recovery of written–off loans	—	—	124,319	124,319	—	—	133,332	133,332	179,683
Foreign exchange effect	(466)	(820)	(7,259)	(8,545)	118	108	276	502	2,086
Expected credit loss at the end of period	468,870	483,568	713,879	1,666,317	449,996	553,792	821,364	1,825,152	1,730,167

(d.1.1) The following tables show the movement of the allowance for expected credit losses for each classification of the direct loan portfolio:

	30.09.2025				30.09.2024				31.12.2024
Commercial loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	16,640	36,158	123,013	175,811	51,611	64,470	162,385	278,466	278,466
Impact of the expected credit loss on the consolidated statement of income -
New originated or purchased assets	36,545	—	(2)	36,543	62,948	—	—	62,948	35,739
Assets derecognized or matured (excluding write-offs)	(11,338)	(13,459)	(5,121)	(29,918)	(25,587)	(17,138)	(1,818)	(44,543)	(50,613)
Transfers to Stage 1	3,568	(3,568)	—	—	4,854	(4,854)	—	—	—
Transfers to Stage 2	(18,287)	18,561	(274)	—	(25,009)	25,765	(756)	—	—
Transfers to Stage 3	(68)	(1,629)	1,697	—	(3,223)	(14,189)	17,412	—	—
Impact on the expected credit loss for credits that change stage in the period	(3,054)	2,063	(1,752)	(2,743)	(3,446)	1,909	20,058	18,521	5,748
Others	(2,571)	(4,281)	57,156	50,304	(14,482)	(8,473)	744	(22,211)	(21,110)
Total	4,795	(2,313)	51,704	54,186	(3,945)	(16,980)	35,640	14,715	(30,236)
Write-offs	—	—	(26,949)	(26,949)	—	—	(52,152)	(52,152)	(78,217)
Recovery of written–off loans	—	—	4,258	4,258	—	—	3,162	3,162	4,254
Foreign exchange effect	(426)	(349)	(5,702)	(6,477)	88	61	216	365	1,544
Expected credit loss at the end of period	21,009	33,496	146,324	200,829	47,754	47,551	149,251	244,556	175,811

	30.09.2025				30.09.2024				31.12.2024
Consumer loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	403,740	474,416	494,700	1,372,856	466,606	713,361	682,417	1,862,384	1,862,384
Impact of the expected credit loss on the consolidated statement of income -
New originated or purchased assets	193,398	—	—	193,398	170,401	—	—	170,401	219,439
Assets derecognized or matured (excluding write-offs)	(67,915)	(52,129)	(9,994)	(130,038)	(57,677)	(28,170)	(6,914)	(92,761)	(121,477)
Transfers to Stage 1	70,527	(69,931)	(596)	—	98,905	(97,703)	(1,202)	—	—
Transfers to Stage 2	(75,720)	78,154	(2,434)	—	(82,864)	85,379	(2,515)	—	—
Transfers to Stage 3	(26,467)	(114,853)	141,320	—	(56,062)	(319,550)	375,612	—	—
Impact on the expected credit loss for credits that change stage in the period	(57,891)	112,650	568,994	623,753	(82,543)	161,864	1,126,963	1,206,284	1,461,306
Others	(34,508)	(35,479)	172,039	102,052	(70,856)	(52,459)	156,997	33,682	95,934
Total	1,424	(81,588)	869,329	789,165	(80,696)	(250,639)	1,648,941	1,317,606	1,655,202
Write-offs	—	—	(1,015,421)	(1,015,421)	—	—	(1,899,656)	(1,899,656)	(2,310,032)
Recovery of written–off loans	—	—	110,673	110,673	—	—	122,422	122,422	165,081
Foreign exchange effect	(1)	(286)	(384)	(671)	29	42	51	122	221
Expected credit loss at the end of period	405,163	392,542	458,897	1,256,602	385,939	462,764	554,175	1,402,878	1,372,856

	30.09.2025				30.09.2024				31.12.2024
Mortgage loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	5,523	43,956	44,321	93,800	6,794	25,753	54,651	87,198	87,198
Impact of the expected credit loss on the consolidated statement of income -
New originated or purchased assets	2,324	—	—	2,324	2,818	—	—	2,818	4,114
Assets derecognized or matured (excluding write-offs)	(307)	(1,951)	(8,697)	(10,955)	(304)	(1,161)	(7,760)	(9,225)	(11,385)
Transfers to Stage 1	12,158	(12,158)	—	—	9,768	(9,768)	—	—	—
Transfers to Stage 2	(1,454)	6,551	(5,097)	—	(2,053)	5,964	(3,911)	—	—
Transfers to Stage 3	(862)	(2,938)	3,800	—	(1,239)	(2,881)	4,120	—	—
Impact on the expected credit loss for credits that change stage in the period	(11,960)	11,885	8,826	8,751	(9,401)	13,043	18,574	22,216	22,256
Others	(538)	(593)	7,882	6,751	(2,460)	(528)	(2,489)	(5,477)	(6,945)
Total	(639)	796	6,714	6,871	(2,871)	4,669	8,534	10,332	8,040
Write-offs	—	—	(2,380)	(2,380)	—	—	(1,274)	(1,274)	(1,755)
Recovery of written–off loans	—	—	—	—	—	—	—	—	—
Foreign exchange effect	(35)	(105)	(1,124)	(1,264)	1	5	10	16	317
Expected credit loss at the end of period	4,849	44,647	47,531	97,027	3,924	30,427	61,921	96,272	93,800

	30.09.2025				30.09.2024				31.12.2024
Small and micro-business loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	13,421	12,106	62,173	87,700	20,231	30,328	70,818	121,377	121,377
Impact of the expected credit loss on the consolidated statement of income -
New originated or purchased assets	34,986	—	—	34,986	37,367	—	—	37,367	86,508
Assets derecognized or matured (excluding write-offs)	(12,641)	(11,105)	(7,531)	(31,277)	(11,748)	(4,480)	(2,626)	(18,854)	(22,174)
Transfers to Stage 1	1,914	(1,914)	—	—	2,997	(2,673)	(324)	—	—
Transfers to Stage 2	(9,429)	9,456	(27)	—	(7,733)	7,777	(44)	—	—
Transfers to Stage 3	(1,415)	(7,834)	9,249	—	(6,470)	(23,003)	29,473	—	—
Impact on the expected credit loss for credits that change stage in the period	(1,339)	10,628	17,758	27,047	(2,556)	3,189	62,310	62,943	81,908
Others	12,356	1,626	13,053	27,035	(19,709)	1,912	(6,038)	(23,835)	(55,356)
Total	24,432	857	32,502	57,791	(7,852)	(17,278)	82,751	57,621	90,886
Write-offs	—	—	(42,887)	(42,887)	—	—	(105,299)	(105,299)	(134,915)
Recovery of written–off loans	—	—	9,388	9,388	—	—	7,748	7,748	10,348
Foreign exchange effect	(4)	(80)	(49)	(133)	—	—	(1)	(1)	4
Expected credit loss at the end of period	37,849	12,883	61,127	111,859	12,379	13,050	56,017	81,446	87,700

(d.2) Indirect loans (substantially, all indirect loans correspond to commercial loans):

	30.09.2025				30.09.2024				31.12.2024
Changes in the allowance for expected credit losses for indirect loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year balance	2,663	2,250	9,335	14,248	6,624	3,939	7,369	17,932	17,932
Impact of the expected credit loss on the consolidated statement of income -
New originated or purchased assets	2,655	—	—	2,655	3,982	—	—	3,982	2,110
Assets derecognized or matured	(928)	(574)	(1,262)	(2,764)	(2,792)	(1,346)	(328)	(4,466)	(5,089)
Transfers to Stage 1	118	(118)	—	—	1,308	(1,308)	—	—	—
Transfers to Stage 2	(971)	1,012	(41)	—	(936)	1,200	(264)	—	—
Transfers to Stage 3	(117)	—	117	—	(240)	(71)	311	—	—
Impact on the expected credit loss for credits that change stage in the period	(47)	420	(34)	339	(832)	104	1,227	499	92
Others	269	108	(470)	(93)	(308)	88	390	170	(826)
Total	979	848	(1,690)	137	182	(1,333)	1,336	185	(3,713)
Foreign exchange effect	(17)	(6)	(2)	(25)	—	—	—	—	29
Expected credit loss at the end of period, Note 8(a)	3,625	3,092	7,643	14,360	6,806	2,606	8,705	18,117	14,248

7. Investment property

(a) This caption is made up as follows:

	30.09.2025	31.12.2024	Acquisition or construction year	Valuation methodology
	S/(000)	S/(000)
Land (i)
San Isidro – Lima	267,784	279,775	2009	Appraisal
Pardo (Vivanda)	109,979	68,200	2021	Appraisal/Cost
San Martín de Porres – Lima	80,752	80,389	2015	Appraisal
Nuevo Chimbote	35,848	37,382	2021	Appraisal
Ate Vitarte – Lima	31,550	32,195	2006	Appraisal
Santa Clara – Lima	27,382	28,613	2017	Appraisal
Others	32,802	33,982	-	Appraisal/Cost
	586,097	560,536
Completed investment property - “Real Plaza” shopping malls (i)
Talara	26,008	26,720	2015	DCF
	26,008	26,720
Buildings (i)
Orquideas - San Isidro – Lima	152,105	150,718	2017	DCF
Ate Vitarte – Lima	144,666	133,768	2006	DCF
Chorrillos – Lima	103,347	95,849	2017	DCF
Piura	102,033	94,907	2020	DCF
Paseo del Bosque	100,808	100,023	2021	DCF
Chimbote	52,382	48,690	2015	DCF
Maestro-Huancayo	37,848	35,004	2017	DCF
Cuzco	33,213	29,843	2017	DCF
Panorama – Lima	24,223	22,474	2016	DCF
Others	89,159	83,256	-	DCF/Appraisal
	839,784	794,532

Total	1,451,889	1,381,788

DCF: Discounted cash flow

(i) As of September 30, 2025 and December 31, 2024, there are no liens on investment property.

(b) The net gain on investment properties, as of September 30, 2025 and 2024, consists of the following:

	30.09.2025	30.09.2024
	S/(000)	S/(000)
Gain on valuation	27,944	29,418
Income from rental	57,621	53,145
Gain (loss) on sale	320	(3,176)
Total gain, net	85,885	79,387

(c) The movement of investment property for the nine-month period ended September 30, 2025 and 2024, is as follows:

	30.09.2025	30.09.2024
	S/(000)	S/(000)
Beginning of period balance	1,381,788	1,298,892
Additions	47,157	40,516
Sales	—	(39,176)
Gain on valuation	27,944	29,418
Net transfers	(5,000)	—
Balance as of September 30	1,451,889	1,329,650
Balance as of December 31, 2024		1,381,788

8. Other accounts receivable and other assets, net, and other accounts payable, provisions and other liabilities

(a) These captions are comprised of the following:

	30.09.2025	31.12.2024
	S/(000)	S/(000)
Other accounts receivable and other assets
Financial instruments
Accounts receivable from sale of investments	611,352	432,341
Other accounts receivable, net	496,826	540,883
POS commission receivable	180,689	390,126
Operations in process	172,617	149,105
Accounts receivable related to derivative financial instruments (b)	161,021	143,201
Accounts receivable from short sale operations	45,847	61,191
Others	22,837	14,954
	1,691,189	1,731,801
Non-financial instruments
Tax paid to recover	263,150	673,786
Deferred charges	161,262	99,776
Deferred cost of POS affiliation and registration	71,349	85,006
Tax credit for General Sales Tax - IGV	46,500	35,391
Investments in associates	25,089	24,795
POS equipment supplies	12,777	12,966
Assets received as payment and seized through legal actions	5,319	4,158
Others	9,595	2,499
	595,041	938,377
Total	2,286,230	2,670,178

	30.09.2025	31.12.2024
	S/(000)	S/(000)
Other accounts payable, provisions and other liabilities
Financial instruments
Insurance contract liability with investment component	1,900,835	1,308,422
Other accounts payable	623,466	665,296
Accounts payable for purchase of investments	559,937	353,787
Third party compensation (*)	396,967	866,665
Operations in process	320,137	556,543
Accounts payable related to derivative financial instruments (b)	195,527	102,288
Workers’ profit sharing and salaries payable	171,701	109,395
Lease liabilities	149,392	143,803
Financial liabilities at fair value through profit or los	51,360	61,153
Allowance for indirect loan losses, Note 6(d.2)	14,360	14,248
Accounts payable to reinsurers and coinsurers	11,403	6,354
	4,395,085	4,187,954
Non-financial instruments
Taxes payable	92,414	87,262
Provision for other contingencies	44,461	107,078
Deferred income (**)	40,660	36,394
Registration for use of POS	12,248	18,005
Others	10,870	8,839
	200,653	257,578
Total	4,595,738	4,445,532

(*) Corresponds mainly to outstanding balances payable to affiliated businesses, for the consumptions made by the card’s users, net of the respective fee charged by Izipay, which are mainly settled the day after the transaction was made.

(**) Corresponds mainly to deferred fees for indirect loans (mainly guarantee letters) and the transactions registered in Izipay related to installments pending of accrual within the contract’s term with affiliated businesses.

(b) The following table presents, as of September 30, 2025 and December 31, 2024, the fair value of derivative financial instruments recorded as assets or liabilities, including their notional amounts.

	Assets	Liabilities	Notional amount	Effective part recognized in other comprehensive income during the year	Maturity	Hedged instruments	Caption of the consolidated statement of financial position where the hedged item has been recognized
As of September 30, 2025	S/(000)	S/(000)	S/(000)	S/(000)
Derivatives held for trading -
Forward exchange contracts	107,146	57,823	6,870,127	—	Between October 2025 and February 2027	-	-
Interest rate swaps	22,050	13,722	3,302,066	—	Between October 2025 and June 2036	-	-
Cross swaps	9,205	20,918	1,068,858	—	Between October 2025 and April 2030	-	-
Options	—	2	2,328	—	Between November 2025 and April 2026	-	-
	138,401	92,465	11,243,379	—
Derivatives held as hedges - Cash flow hedges:
Cross currency swaps (CCS)	—	75,951	1,041,000	11,208	October 2026	Corporate bonds	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	22,620	—	521,400	14,778	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	—	2,279	173,500	(365)	October 2027	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	2,664	173,500	(229)	September 2027	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	9,713	69,520	2,119	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	—	9,693	69,520	2,027	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	—	2,762	34,760	688	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	—	—	—	596	-	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	—	—	492	-	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	—	—	33	-	Due to banks	Due to banks and correspondents
	22,620	103,062	2,083,200	31,347
	161,021	195,527	13,326,579	31,347

	Assets	Liabilities	Notional amount	Effective part recognized in other comprehensive income during the year	Maturity	Hedged instruments	Caption of the consolidated statement of financial position where the hedged item has been recognized
As of December 31, 2024	S/(000)	S/(000)	S/(000)	S/(000)
Derivatives held for trading -
Forward exchange contracts	22,336	45,012	7,092,071	—	Between January 2025 and June 2026	-	-
Cross swaps	11,593	13,277	1,899,348	—	Between January 2025 and November 2029	-	-
Interest rate swaps	38,817	28,812	1,742,139	—	Between January 2025 and June 2036	-	-
Options	—	—	2,518	—	Between January 2025 and July 2025	-	-
	72,746	87,101	10,736,076	—
Derivatives held as hedges- Cash flow hedges:
Cross currency swaps (CCS)	5,953	3,415	1,129,200	(6,754)	October 2026	Corporate bonds	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	54,218	—	565,500	(10,463)	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	3,168	—	188,200	1,002	June 2025	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	404	188,200	742	May 2025	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	5,518	75,400	(1,418)	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	—	5,433	75,400	(1,537)	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	7,116	—	75,280	588	February 2025	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	417	37,700	(433)	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	—	—	—	218	-	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	—	—	632	-	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	—	—	243	-	Due to banks	Due to banks and correspondents
	70,455	15,187	2,334,880	(17,180)
	143,201	102,288	13,070,956	(17,180)

(i) As of September 30, 2025 and December 31, 2024, certain derivative financial instruments hold collateral deposits; see Note 4(d).

(ii) For the designated hedging derivatives mentioned in the table above, changes in fair values of hedging instruments completely offset the changes in fair values of hedged items; therefore, there has been no hedge ineffectiveness as of September 30, 2025 and December 31, 2024. During 2025 and 2024, there were no discontinued hedges accounting.

(iii) Derivatives held for trading are traded mainly to satisfy clients’ needs. The Group may also take positions with the expectation of profiting from favorable movements in prices or rates. Also, this caption includes any derivatives which do not comply with IFRS 9 hedging accounting requirements.

9. Deposits and obligations

(a) This caption is made up as follows:

	30.09.2025	31.12.2024
	S/(000)	S/(000)
Time deposits	19,509,609	19,891,128
Saving deposits	19,979,099	19,411,720
Demand deposits	13,408,441	13,746,684
Compensation for service time	696,455	711,806
Other obligations	16,662	6,690
Total	53,610,266	53,768,028

(b) Interest rates applied to deposits and obligations are determined based on the market interest rates.

(c) As of September 30, 2025 and December 31, 2024, deposits and obligations of approximately S/19,822,844,000 and S/19,978,058,000, respectively, are covered by the Peruvian Deposit Insurance Fund. Likewise, at those dates, the coverage of the Deposit Insurance Fund by each client is up to S/118,300 and S/121,600, respectively.

10. Due to banks and correspondents

(a) This caption is comprised of the following:

	30.09.2025	31.12.2024
	S/(000)	S/(000)
By type -
Banco Central de Reserva del Peru (b)	1,872,800	1,756,687
Promotional credit lines	2,027,407	2,090,825
Loans received from foreign entities	3,737,572	3,304,169
Loans received from Peruvian entities	251,642	332,165
	7,889,421	7,483,846
Interest and commissions payable	38,649	78,211
	7,928,070	7,562,057
By term -
Short term	5,168,570	3,586,376
Long term	2,759,500	3,975,681
Total	7,928,070	7,562,057

(b) As part of the exceptional measures implemented to mitigate the financial and economic impact generated by the Covid-19 pandemic, the BCRP issued a series of regulations related to the loans repurchase agreements. As of September 30, 2025 and December 31, 2024, Interbank maintains this type of operations guaranteed by a loan portfolio for approximately S/917,000 and S/123,772,000, respectively. See Note 6(a).

11. Bonds, notes and other obligations

(a) This caption is comprised of the following:

Issuance	Issuer	Annual interest rate	Payment frequency	Maturity	Amount issued	30.09.2025	31.12.2024
					(000)	S/(000)	S/(000)
Local issuances
Subordinated bonds – third program (b)
Fourth - single series	Interseguro	7.09375%	Semi-annually	2034	US$34,780	120,687	130,912
Third - single series	Interseguro	4.84375%	Semi-annually	2030	US$25,000	86,750	94,100
						207,437	225,012
Subordinated bonds – fourth program
First (A series)	Interseguro	6.75%	Semi-annually	2034	US$28,706	99,610	108,049
First (B series)	Interseguro	6.50%	Semi-annually	2035	US$18,217	63,213	—
						162,823	108,049
Negotiable certificates of deposits – second program
First (A series)	Interbank	5.21875%	Annual	2025	S/112,964	—	110,010
First (B series)	Interbank	4.9375%	Annual	2025	S/138,435	—	133,852
First (C series)	Interbank	4.59375%	Annual	2025	S/102,000	101,124	97,643
First (D series)	Interbank	4.56250%	Annual	2026	S/ 106,650	102,943	—
First (E series)	Interbank	4.46875%	Annual	2026	S/ 101,250	97,008	—
						301,075	341,505
Corporate bonds – second program
Fifth (A series)	Interbank	3.41% + VAC (*)	Semi-annually	2029	S/150,000	150,000	150,000

Total local issuances						821,335	824,566
International issuances
Subordinated bonds	Interbank	4.000%	Semi-annually	2030	US$300,000	—	1,124,502
Corporate bonds	Interbank	5.000%	Semi-annually	2026	S/312,000	311,879	311,788
Corporate bonds	Interbank	3.250%	Semi-annually	2026	US$400,000	1,386,074	1,501,894
Senior bonds	IFS	4.125%	Semi-annually	2027	US$300,000	980,360	1,062,514
Subordinated bonds	Interbank	7.625%	Semi-annually	2034	US$300,000	1,035,718	1,122,122
Subordinated bonds	Interbank	6.397%	Semi-annually	2035	US$350,000	1,208,994	—
Total international issuances						4,923,025	5,122,820
Total local and international issuances						5,744,360	5,947,386
Interest payable						143,172	128,047
Total						5,887,532	6,075,433

(*) The Spanish term “Valor de actualización constante“ is referred to amounts in Soles indexed by inflation.

(b) International issuances are listed at the Luxembourg Stock Exchange. On the other hand, the local and international issuances include standard clauses of compliance with financial ratios, the use of funds and other administrative matters, which have met by the Group as of September 30, 2025 and December 31, 2024.

12. Assets and Liabilities for insurance and reinsurance contracts

(a) This caption is comprised of the following:

	30.09.2025			31.12.2024
	Assets	Liabilities	Net	Assets	Liabilities	Net
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Reinsurance contracts held (*)	(19,048)	5,358	(13,690)	(18,602)	1,968	(16,634)

Insurance contracts issued
Remaining coverage liability	(38,510)	12,631,413	12,592,903	—	12,335,922	12,335,922
Liability for claims incurred	—	296,742	296,742	—	186,430	186,430
Total insurance contracts issued (b) and (c)	(38,510)	12,928,155	12,889,645	—	12,522,352	12,522,352
Total reinsurance contracts held and issued	(57,558)	12,933,513	12,875,955	(18,602)	12,524,320	12,505,718

(*) Correspond to the ceded part of the reinsurance contracts mainly life insurance contracts.

(b) The composition of issued insurance contract liabilities is presented below:

	30.09.2025
	Liabilities remaining coverage		Liabilities remaining coverage for claims incurred in contracts measured by the general model (BBA) and variable rate model (VFA)		Liabilities Claim incurred contracts measured by the Premium Allocation Approach (PAA)
	Excluding loss component	Loss component	Fulfillment Cash Flows (FCF)	Risk Adjustment (RA)	Fulfillment Cash Flows (FCF)	Risk Adjustment (RA)	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance as of January 1, 2025	11,593,754	742,168	148,101	4,271	33,276	782	12,522,352
Insurance revenue	(802,751)	—	—	—	—	—	(802,751)
Contracts under fair value, BBA and VFA approach	(435,941)	—	—	—	—	—	(435,941)
Contracts under PAA approach	(366,810)	—	—	—	—	—	(366,810)
Insurance service expenses	128,700	(27,699)	326,103	(1,789)	250,314	4,596	680,225
Claims and other expenses incurred	—	—	724,780	71	173,884	4,596	903,331
Amortization of insurance acquisition cash flows	128,700	—	—	—	—	—	128,700
Gains on onerous contracts and reversals of those losses	—	(27,699)	—	—	—	—	(27,699)
Changes to liabilities for incurred claims	—	—	(398,677)	(1,860)	76,430	—	(324,107)
Insurance service result	(674,051)	(27,699)	326,103	(1,789)	250,314	4,596	(122,526)

Insurance financial expenses	982,051	22,096	—	—	—	—	1,004,147
Insurance financial result	446,271	22,096	—	—	—	—	468,367
Interest rate effect	535,780	—	—	—	—	—	535,780

Effect of movements in exchange rates	(348,723)	(16,511)	(1,581)	(192)	(555)	(7)	(367,569)
Total changes in the statement of income and other comprehensive income	(40,723)	(22,114)	324,522	(1,981)	249,759	4,589	514,052
Net cash flow and investment component	319,818	—	(341,314)	—	(125,263)	—	(146,759)
Premiums received	943,266	—	—	—	—	—	943,266
Claims and other expenses paid	—	—	(774,803)	—	(125,263)	—	(900,066)
Insurance acquisition cash flows	(189,959)	—	—	—	—	—	(189,959)
Investment component	(433,489)	—	433,489	—	—	—	—
Balance as of September 30, 2025	11,872,849	720,054	131,309	2,290	157,772	5,371	12,889,645

	31.12.2024
	Liabilities remaining coverage		Liabilities remaining coverage for claims incurred in contracts measured by the general model (BBA) and variable rate model (VFA)		Liabilities Claim incurred contracts measured by the Premium Allocation Approach (PAA)
	Excluding loss component	Loss component	Fulfillment Cash Flows (FCF)	Risk Adjustment (RA)	Fulfillment Cash Flows (FCF)	Risk Adjustment (RA)	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance as of January 1, 2024	11,301,149	699,071	155,649	5,257	43,237	1,278	12,205,641
Insurance revenue	(768,758)	—	—	—	—	—	(768,758)
Contracts under fair value, BBA and VFA approach	(545,835)	—	—	—	—	—	(545,835)
Contracts under PAA approach	(222,923)	—	—	—	—	—	(222,923)
Insurance service expenses	136,433	6,872	454,446	(990)	101,245	(497)	697,509
Claims and other expenses incurred	—	—	979,959	106	47,549	(497)	1,027,117
Amortization of insurance acquisition cash flows	136,433	—	—	—	—	—	136,433
Gains on onerous contracts and reversals of those losses	—	6,872	—	—	—	—	6,872
Changes to liabilities for incurred claims	—	—	(525,513)	(1,096)	53,696	—	(472,913)
Insurance service result	(632,325)	6,872	454,446	(990)	101,245	(497)	(71,249)

Insurance financial expenses	622,647	32,557	—	—	—	—	655,204
Insurance financial result	563,093	32,557	—	—	—	—	595,650
Interest rate effect	59,554	—	—	—	—	—	59,554

Effect of movements in exchange rates	67,098	3,668	292	4	146	1	71,209
Total changes in the statement of income and other comprehensive income	57,420	43,097	454,738	(986)	101,391	(496)	655,164
Net cash flow and investment component	235,185	—	(462,286)	—	(111,352)	—	(338,453)
Premiums received	1,029,082	—	—	—	—	—	1,029,082
Claims and other expenses paid	—	—	(1,039,615)	—	(111,352)	—	(1,150,967)
Insurance acquisition cash flows	(216,568)	—	—	—	—	—	(216,568)
Investment component	(577,329)	—	577,329	—	—	—	—
Balance as of December 31, 2024	11,593,754	742,168	148,101	4,271	33,276	782	12,522,352

(c) Following is the present value estimates of future cash flows, risk adjustment and the contractual service margin (CSM) for portfolios included in the life insurance unit of insurance contracts issued:

	30.09.2025				31.12.2024
	Estimates of the present value of future cash flows	Risk Adjustment	Contractual Service Margin	Total	Estimates of the present value of future cash flows	Risk Adjustment	Contractual Service Margin	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance as of January 1	11,305,123	277,284	870,851	12,453,258	11,072,275	302,764	742,870	12,117,909
Changes that relate to current services
Contractual service margin recognized for services provided	—	—	(67,740)	(67,740)	—	—	(94,596)	(94,596)
Risk adjustment recognized for the risk expired	—	(15,385)	—	(15,385)	—	(12,257)	—	(12,257)
Experience adjustments	(46,862)	—	—	(46,862)	(30,427)	—	—	(30,427)
Changes that relate to future services
Contracts initially recognized in the period	(239,199)	13,484	252,488	26,773	(260,895)	13,417	269,737	22,259
Changes in estimates that adjust the contractual service margin	40,347	(1,976)	(38,371)	—	101,713	(6,470)	(95,243)	—
Changes in estimates that do not adjust the contractual service margin	4,156	(8,662)	—	(4,506)	88,456	(36,502)	—	51,954
Changes that relate to past services
Adjustments to liabilities for incurred claims	(15,005)	(1,997)	—	(17,002)	(6,806)	—	—	(6,806)
Insurance service result	(256,563)	(14,536)	146,377	(124,722)	(107,959)	(41,812)	79,898	(69,873)

Insurance financial expenses	889,103	20,405	37,853	947,361	593,390	15,090	46,348	654,828
Insurance financial result	353,323	20,405	37,853	411,581	533,836	15,090	46,348	595,274
Interest rate effect (*)	535,780	—	—	535,780	59,554	—	—	59,554

Effect of movements in Exchange rates	(294,188)	(6,656)	(9,050)	(309,894)	68,328	1,242	1,735	71,305
Total changes in the statement of income and other comprehensive income	338,352	(787)	175,180	512,745	553,759	(25,480)	127,981	656,260
Cash flows	(237,720)	—	—	(237,720)	(320,911)	—	—	(320,911)
Premiums received	614,910	—	—	614,910	812,221	—	—	812,221
Claims and other expenses paid	(774,803)	—	—	(774,803)	(1,039,615)	—	—	(1,039,615)
Insurance acquisition cash flows	(77,827)	—	—	(77,827)	(93,517)	—	—	(93,517)
Balances	11,405,755	276,497	1,046,031	12,728,283	11,305,123	277,284	870,851	12,453,258

(*) Balance does not include PPA movement of LRC and LIC amounting to S/161,362,000 and S/69,094,000 as of September 30, 2025 and December 31, 2024, respectively.

(d) Following is the CSM movement for insurance contract portfolios using the fair value approach, as of September 30, 2025 and December 31, 2024:

	30.09.2025	31.12.2024
	S/(000)	S/(000)
Contractual Service Margin as of January 1	870,851	742,870
Changes that relate to current services
Contractual service margin recognized for services provided	(67,740)	(94,596)
Changes that relate to future services
Contracts initially recognized in the period	252,488	269,737
Changes in estimates that adjust the contractual service margin	(38,371)	(95,243)
Insurance service result	146,377	79,898
Insurance financial expenses	37,853	46,348
Effect of movements in exchange difference	(9,050)	1,735
Total changes in the statement of income	175,180	127,981
Other movements	—	—
Balance	1,046,031	870,851

(e) Reconciliation of the amount included in net unrealized results for insurance premium reserves. On transition to IFRS 17, the Group applied the fair value approach for certain groups of contracts with term-life cover and surrender options. The movement in the fair value reserve for related financial assets measured at fair value through other comprehensive income is disclosed below:

	30.09.2025	31.12.2024
	S/(000)	S/(000)
Cumulative other comprehensive income, opening balance	682,727	744,116
Losses recognized in other comprehensive income in the period	(535,780)	(59,554)
Rate effect of “Renta Particular” contract (*)	(530)	1,065
Others	(2,175)	(2,900)
Cumulative other comprehensive income, closing balance	144,242	682,727

(*) Comprises the variation in market interest rate of contracts with investment component recorded in the caption “other accounts payable, provisions and other liabilities”, see Note 8.

13. Equity, net

(a) Capital stock and distribution of dividends -

IFS’s shares are listed on the Lima Stock Exchange and, since July 2019, they are listed also on the New York Stock Exchange. IFS’s shares have no nominal value and their issuance value was US$9.72 per share. As of September 30, 2025 and December 31, 2024, IFS’s capital stock is represented by 115,447,705 subscribed and paid-in common shares.

The General Shareholders’ Meeting of IFS held on March 31, 2025, agreed to distribute dividends charged to profits for the year 2024 for approximately US$115,443,000 (equivalent to S/420,096,000); at a rate of US$1.00 per share, paid in May 2025.

The General Shareholders’ Meeting of IFS held on April 1, 2024, agreed to distribute dividends charged to profits for the year 2023 for approximately US$115,443,000 (equivalent to S/427,369,000); at a rate of US$1.00 per share, paid on April 29, 2024.

(b) Treasury stock -

On March 31, 2023, IFS’s shareholders approved the Share Repurchase Program for an amount of up to US$100 million of common shares (“2023 Share Repurchase Program”). Additionally, on March 31, 2025, IFS’s shareholders approved a new Share Repurchase Program, which is expected to begin after the previous program is exhausted or terminated.

In the context of both programs, as of September 30, 2025 and December 31, 2024, the Company and certain subsidiaries hold 4,096,000 and 2,159,000 shares issued by IFS, with an acquisition cost of US$117,097,000 (equivalent to S/433,225,000) and US$55,704,000 (equivalent to S/206,997,000), respectively.

(c) Capital surplus -

Corresponds to the difference between the nominal value of the shares issued and their public offerings price, which were performed in 2007 and 2019. Capital surplus is presented net of the expenses incurred and related to the issuance of such shares.

(d) Reserves -

The Board of Directors’ Meeting of IFS held on March 31, 2025, agreed to constitute reserves for S/800,000,000 charged to retained earnings.

The Board of Directors’ Meeting of IFS held on November 12, 2024, agreed to constitute reserves for S/2,300,000,000 charged to retained earnings.

(e) Equity for legal purposes (regulatory capital) -

Within the framework of the Consolidated Supervision set out by the Regulation for the Consolidated Supervision of Financial and Mixed Conglomerates, approved by SBS Resolution No. 11823-2010 and amendments, the Intercorp Group must meet certain capital requirements as well as global and concentration limits, among other requirements, applicable to its Financial Group, which is defined by the SBS. As of September 30, 2025 and December 31, 2024, the Financial Group is comprised of Intercorp Financial Services Inc. and its subsidiaries plus Financiera Oh, a related entity and subsidiary of Intercorp Peru Ltd.

On the other hand, Interbank, Interseguro and Inteligo Bank (a Subsidiary of Inteligo Group Corp.), are individually supervised by their respective regulators. In this context, they are also subject to capital requirements and global and concentration limits, among other requirements, which are calculated based on the separate financial statement of each Subsidiary and prepared following the accounting principles and practices of their respective regulators (the SBS or the Central Bank of the Bahamas, in the case of Inteligo Bank).

As of September 30, 2025 and December 31, 2024, the Company and its subsidiaries have complied with the capital requirements and complementary provisions established by their regulators for consolidated and individual supervision purposes, as applicable.

14. Tax situation

(a) IFS is incorporated and domiciled in the Republic of Panama, is not subject to any Income Tax, or any other taxes on capital gains, equity or property. The Subsidiaries incorporated and domiciled in Peru (see Note 2) are subject to the Peruvian Tax legislation; see paragraph (c).

Peruvian life insurance companies are exempt from Income Tax regarding the income derived from assets linked to technical reserves for pension insurance and pensions from the Private Pension Fund Administration System; as well as income generated through assets related to life insurance contracts with savings component.

In Peru, all income from Peruvian sources obtained from the direct or indirect sale of shares of stock capital representing participation of legal persons domiciled in the country are subject to income tax. For that purpose, an indirect sale shall be considered to have occurred when shares of stock or ownership interests of a legal entity are sold and this legal entity is not domiciled in the country and, in turn, is the holder — whether directly or through other legal entity or entities — of shares of stock or ownership interests of one or more legal entities domiciled in the country, provided that certain conditions established by law occur.

In this sense, the Act states that an assumption of indirect transfer of shares arises when in any of the 12 months prior to disposal, the market value of shares or participation of the legal person domiciled is equivalent to 50 percent or more of the market value of shares or participation of the legal person non-domiciled. Additionally, as a concurrent condition, it is established that in any period of 12 months shares or participations representing 10 percent or more of the capital of legal persons non-domiciled be disposal.

Also, an indirect disposal assumption arises when the total amount of the shares of the domiciled legal person whose indirect disposal is performed, is equal or greater than 40,000 Taxation Units (henceforth “UIT”, by its Spanish acronym).

(b) Legal entities or individuals not domiciled in Peru are subject to an additional tax (equivalent to 5 percent) on dividends received from entities domiciled in Peru. The corresponding tax is withheld by the entity that distributes the dividends. In this regard, since IFS controls the entities that distribute the dividends, it records the amount of the Income Tax on dividends as expense of the financial year of the dividends received. In this sense,as of September 30, 2025 and 2024, the Company has recorded a provision for income tax on dividends amounting S/30,109,000 and S/19,314,000, respectively, in the caption “Income Tax” of the interim consolidated statement of income.

(c) IFS’s Subsidiaries incorporated in Peru are subject to the payment of Peruvian taxes; hence, they must calculate their tax expenses on the basis of their separate financial statements. The Income Tax rate as of September 30, 2025 and December 31, 2024, was 29.5 percent, over the taxable income.

(d) With regard to subsidiaries domiciled in Peru, the Tax Authority (henceforth “Superintendencia Nacional de Aduanas y Administración Tributaria” or “SUNAT”, by its Spanish acronym) is legally entitled to review, if applicable, modify the income tax for up to four years subsequent to the tax return regarding a taxable period must be filed.

Following is the detail of the taxable periods subject to inspection by the SUNAT as of September 30, 2025:

Entity	Periods subject to review
Interbank	From 2021 to 2024
Interseguro	From 2021 to 2024
Izipay	From 2020 to 2024
Procesos de Medios de Pago	From 2021 to 2024

Due to the possible interpretations that the SUNAT may have on the legislation in force, it is not possible to determine at this date whether or not the reviews carried out will result in liabilities for the Subsidiaries; therefore, any higher tax or surcharge that may result from possible tax reviews would be applied to the results of the year in which it is determined.

In the normal course of its operations, some subsidiaries maintain tax procedures related with activities performed in Peru. Following is the description of the most relevant tax procedures for the main businesses:

Interbank:

- Tax periods from 2000 to 2006:

For these periods, the most relevant matter subject to discrepancy with SUNAT corresponds to whether the “interest in suspense” are subject to Income Tax or not. In this sense, Interbank considers that the interest in suspense does not constitute accrued income, in accordance with the SBS’s regulations and IFRS accounting standards, which is also supported by a ruling by the Permanent Constitutional and Social Law Chamber of the Supreme Court issued in August 2009 and a pronouncement in June 2019.

In this context, regarding the Tax Period 2003 review, in October 2024, through Resolution of Coactive Collection, SUNAT required Interbank the payment of the liability from the third-category Income Tax corresponding the period 2003 for approximately S/17,800,000 (including taxes, fines and arrears). Although this amount was paid in November 2024, the case continues at the Judiciary and the payment made has been recorded as “Tax paid to recover” in the caption “Other accounts receivable and other assets, net”; see Note 8(a).

Regarding Tax Period 2004 review, in May 2025, through Resolution of Coactive Collection, SUNAT required Interbank to pay the tax liability regarding the advance payments of the Income Tax corresponding to the periods March to December 2004, for approximately S/7,000,000 (including fines and arrears). Interbank paid in May 2025; however, the case continues its course at the Judiciary. This payment has been recorded as “Tax paid to recover” in the caption “Other accounts receivable and other assets, net”; see Note 8(a).

Regarding Tax Period 2005 review, in March 2025, through Resolution of Coactive Collection, SUNAT notified the payment of the tax liability for S/11,300,000 (comprising the tax, fines and arrears). Interbank paid in April 2025; however, the process is under way in the Judiciary. This payment has been recorded as “Tax paid to recover” in the caption “Other accounts receivable and other assets, net”; see Note 8(a).

On the other hand, regarding Tax period 2006 review, Interbank was notified with Resolutions of Coactive Collection regarding the Income Tax and the advance payments of the third-category Income Tax for approximately S/3,100,000 and S/28,800,000, respectively. Interbank paid in June 2025; however, the case continues its course at Judiciary. This payment has been recorded as “Tax paid to recover” in the caption “Other accounts receivable and other assets, net”; see Note 8(a).

- Tax period 2010:

In February 2017, SUNAT closed the audit procedure corresponding to the Income Tax for the year 2010. Interbank paid the debt under protest and filed a claim recourse. As of the date of this report, the procedure has been appealed, and it is pending resolution by the Tax Court.

- Tax period 2012:

In July 2020, Interbank was notified of the Determination and Penalty Resolutions corresponding to the audit of the third-category Income Tax for the fiscal year 2012. As of the date of this report, the process is on appeal, pending resolution by the Tax Court.

- Tax period 2013:

In December 2022, the SUNAT through Resolution of Coactive Collection, notified the payment of the third-category Income Tax debt corresponding to the period 2013, for approximately S/62,000,000 (which includes the tax, fines and interest arrears). Interbank paid in February 2023; however, the process continues before the Judiciary instance. This payment was recorded as “Tax paid to recover”, in the caption “Other accounts receivable and other assets, net”; see Note 8(a).

- Tax period 2014, 2025, 2017 and 2018:

On the other hand, tax audits for periods 2014, 2015, 2017 and 2018 are under appeal, pending resolution by the Tax Court.

- Tax period 2019:

In May 2025, Interbank was notified with Resolutions of Determination and of Penalties corresponding the Income Tax and advance payments of the third-category Income Tax for the period 2019, for approximately S/5,000,000. Interbank paid and recorded this amount as “Tax paid to recover”, in the caption “Other accounts receivable and other assets, net”, see Note 8(a).

- Tax period 2020:

As of the date of this report, the 2020 tax period is under audit.

In the opinion of Management and its legal advisors, any eventual additional tax payment would not be significant for the financial statements as of September 30, 2025, and December 31, 2024.

Proceso de Medios de Pago:

In December 2024, SUNAT concluded the definite audit procedure of the Income Tax for the period 2020, without material observations.

Izipay:

As of September 30, 2025 and December 31, 2024, Izipay maintains carryforward tax losses amounting to S/91,515,432 and S/70,043,812, respectively. In application of current tax regulations, the Company opted for system “B” to offset its tax losses. Through this system, the tax loss may be offset against the net income obtained in the following years, up to 50 percent of said income until they are extinguished; therefore, they do not have an expiration date.

In the opinion of IFS' Management, its Subsidiaries and its legal advisors, any eventual additional tax would not be significant for the financial statements as of September 30, 2025 and December 31, 2024.

(e) IFS’s Subsidiaries recognize the period’s Income Tax expense using the best estimate of the tax rate. The table below presents the amounts reported in the interim consolidated statements of income:

	For the nine-month ended as of September 30,

	2025	2024
	S/(000)	S/(000)
Current – Expense	383,665	99,277
Current – Dividend expense, Note 14(b)	30,109	19,314
Deferred – (Income) expense	(42,299)	68,682
	371,475	187,273

(f) In 2024, The Bahamas implemented a Qualified Domestic Minimum Top-Up Tax (QDMTT) pursuant to the rules of the global minimum corporate tax rate, published by the Organization for Economic Co-operation and Development (“OECD”). This tax is applicable starting in the period 2025 to multinational groups with consolidated annual revenues of at least €750,000,000, which will be subject to a minimum effective tax rate of 15 percent.

15. Interest income and expenses, and similar accounts

This caption is comprised of the following:

	30.09.2025	30.09.2024
	S/(000)	S/(000)
Interest and similar income
Interest on loan portfolio	3,798,975	3,873,762
Impact from the modification of contractual cash flows due to the loan rescheduling schemes	(585)	2,063
Interest on investments at fair value through other comprehensive income	890,311	933,345
Interest on due from banks and inter-bank funds	233,170	288,156
Interest on investments at amortized cost	172,361	159,265
Dividends on financial instruments	64,732	36,198
Others	10,179	10,136
Total	5,169,143	5,302,925
Interest and similar expenses
Interest and fees on deposits and obligations	(952,076)	(1,161,345)
Interest and fees on obligations with financial institutions	(308,748)	(367,351)
Interest on bonds, notes and other obligations	(299,761)	(245,069)
Insurance contract expense with investment component	(75,090)	(55,338)
Deposit insurance fund fees	(67,060)	(64,357)
Interest on lease payments	(7,216)	(5,448)
Others	(6,795)	(5,952)
Total	(1,716,746)	(1,904,860)

16. Fee income from financial services, net

(a)
This caption is comprised of the following:

	30.09.2025	30.09.2024
	S/(000)	S/(000)
Income
Performance obligations at a point in time:
Accounts maintenance, carriage, transfers, and debit and credit card fees	581,846	558,917
Income from services (acquirer and issuer role) (b)	540,142	542,081
Banking service fees	179,100	148,753
Brokerage and custody services	8,586	5,934
Others	18,761	23,305

Performance obligations over time:
Funds management	131,553	115,219
Contingent loans fees	50,847	50,538
Collection services	38,724	42,470
Others	21,224	15,005
Total	1,570,783	1,502,222
Expenses
Expenses for services (acquirer and issuer role) (b)	(257,736)	(251,793)
Credit cards	(117,563)	(145,127)
Credit card processing commissions	(85,417)	(76,822)
Local banks fees	(54,737)	(52,105)
Digital services fees	(54,503)	(37,507)
Credit life insurance premiums	(50,011)	(52,367)
Foreign banks fees	(20,252)	(19,557)
Others	(24,118)	(23,920)
Total	(664,337)	(659,198)
Net	906,446	843,024

(b) Corresponds to the management and operation of the shared service of transaction processing of credit and debit cards, for clients of Izipay.

17. Other income and (expenses)

This caption is comprised of the following:

	30.09.2025	30.09.2024
	S/(000)	S/(000)
Other income
Gain from sale of written-off-loans	28,702	1,012
Maintenance, installation and sale of POS equipment	14,903	17,900
Other technical income from insurance operations	9,265	4,317
Participation in investments in associates	5,487	5,564
Services rendered to third parties	5,287	6,421
Income from ATM rentals	4,069	4,106
Others	41,134	34,342
Total other income	108,847	73,662
Other expenses
Commissions from insurance activities	(44,403)	(31,371)
Administrative and tax penalties	(13,691)	(10,731)
Expenses related to rental income	(10,478)	(8,719)
Provision for accounts receivable	(10,205)	(7,863)
Sundry technical insurance expenses	(8,976)	(10,970)
Donations	(3,296)	(3,381)
Provision for sundry risk	(2,291)	(21,091)
Others	(25,218)	(42,827)
Total other expenses	(118,558)	(136,953)

.

18. Result from insurance activities

(a) This caption is comprised of the following:

	30.09.2025				30.09.2024
	Massive	Pensions	Life	Total	Massive	Pensions	Life	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Insurance service income -
Contracts measured under BBA and VFA (*):
CSM recognized for services rendered	37,729	3,709	26,302	67,740	47,578	2,878	21,062	71,518
Change in Risk adjustment for non-financial risk	2,047	11,469	1,010	14,526	2,361	3,763	(564)	5,560
Insurance service expenses and expected claims incurred	51,856	215,993	71,175	339,024	51,273	210,690	54,074	316,037
Recovery of cash for insurance acquisition	3,672	648	10,330	14,650	3,443	372	7,108	10,923

Contracts measured under PAA:
Premiums assigned to the period	181,029	182,515	3,266	366,810	165,207	—	2,919	168,126
	276,333	414,334	112,083	802,750	269,862	217,703	84,599	572,164

Insurance service expenses -
Claims incurred expenses and other expenses	(75,342)	(722,903)	(105,086)	(903,331)	(65,497)	(611,940)	(93,405)	(770,842)
Onerous contract losses and loss reversion	2,016	21,920	3,763	27,699	7,778	(24,166)	(4,965)	(21,353)
Amortization of insurance acquisition cash flows	(117,722)	(648)	(10,330)	(128,700)	(90,888)	(372)	(7,108)	(98,368)
Changes to liabilities for incurred claims	(42,312)	323,502	42,917	324,107	(50,552)	364,311	44,404	358,163
	(233,360)	(378,129)	(68,736)	(680,225)	(199,159)	(272,167)	(61,074)	(532,400)
Insurance service results	42,973	36,205	43,347	122,525	70,703	(54,464)	23,525	39,764
Reinsurance income	(748)	(1,545)	(2,568)	(4,861)	(3,075)	(2,110)	(4,640)	(9,825)
Financial result of insurance operations (b)	—	(426,930)	(41,437)	(468,367)	—	(419,960)	(27,191)	(447,151)
Result from insurance activities (**)	42,225	(392,270)	(658)	(350,703)	67,628	(476,534)	(8,306)	(417,212)

(*) BBA Method (Building Block Approach) and VFA Method (Variable Fee Approach).

(**) Before expenses attributed to the insurance activity that are presented in the caption “Other expenses” in the interim consolidated statement of income, and that correspond to salaries and employee benefits, administrative expenses, depreciation and amortization, and other expenses for S/304,041,000 and S/277,677,000 as of September 30, 2025 and 2024, respectively. See also segment information in Note 21.

(b) The composition of the financial result of insurance operations, is as follows:

	30.09.2025			30.09.2024
	Pensions	Life	Total	Pensions	Life	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial expenses for issued insurance contracts -
Changes in the obligation to pay the fair value holder of the underlying assets of direct participation agreements due to the investment’s return	—	(11,469)	(11,469)	—	(6,022)	(6,022)
Interest credited	(426,631)	(32,764)	(459,395)	(419,718)	(24,755)	(444,473)
Changes in interest rate and other financial hypotheses	(284)	3,016	2,732	(243)	3,588	3,345
Effect of changes in current estimates and in CSM adjustment rates in relation to the rates used in the initial recognition	(15)	(220)	(235)	1	(2)	(1)
Financial results from insurance operations	(426,930)	(41,437)	(468,367)	(419,960)	(27,191)	(447,151)

19. Earnings per share

The following table presents the calculation of the weighted average number of shares and the basic and diluted earnings per share, determined and calculated based on the earnings attributable to the Group:

	Outstanding shares	Shares considered in computation	Effective days in the period	Weighted average number of shares outstanding
	(in thousands)	(in thousands)		(in thousands)
Period 2024
Balance as of January 1	114,480	114,480	270	114,480
Purchase of treasury stock	(48)	(48)	5	(1)
Balance as of September 30, 2024	114,432	114,432		114,479
Net earnings attributable to IFS’s shareholders for the period S/(000)				812,530
Earnings per share attributable to IFS’s shareholders in Soles (basic and diluted)				7.098
Period 2025
Balance as of January 1	113,288	113,288	270	113,288
Purchase of treasury stock	(1,937)	(1,937)	147	(1,055)
Balance as of September 30, 2025	111,351	111,351		112,233
Net earnings attributable to IFS’s shareholders for the period S/(000)				1,474,066
Earnings per share attributable to IFS’s shareholders in Soles (basic and diluted)				13.134

20. Transactions with related parties and affiliated entities

(a) The table below presents the main transactions with related parties and affiliated entities as of September 30, 2025 and December 31, 2024 and for the nine-month period ended September 30, 2025 and 2024:

	30.09.2025	31.12.2024
	S/(000)	S/(000)
Assets
Instruments at fair value through profit or loss	209	819
Investments at fair value through other comprehensive income	71,117	72,906
Loans, net (b)	1,938,105	1,805,083
Accounts receivable	89,041	87,889
Other assets	8,286	11,454
Liabilities
Deposits and obligations	1,052,783	1,084,713
Other liabilities	74,098	224,391
Off-balance sheet accounts
Indirect loans (b)	68,811	59,399

	30.09.2025	30.09.2024
	S/(000)	S/(000)
Income (expenses)
Interest and similar income	104,745	88,273
Rental income	25,793	21,565
Interest and similar expenses	(19,288)	(24,935)
Administrative expenses	(31,681)	(29,943)
Gain (loss) on sale of investment property	320	(3,176)
Others, net	47,002	46,535

(b) As of September 30, 2025 and December 31, 2024, the detail of loans is the following:

	30.09.2025			31.12.2024
	Direct Loans	Indirect Loans	Total	Direct Loans	Indirect Loans	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Affiliated	1,418,481	15,077	1,433,558	1,502,218	3,409	1,505,627
Associates	519,624	53,734	573,358	302,865	55,990	358,855
	1,938,105	68,811	2,006,916	1,805,083	59,399	1,864,482

(c) As of September 30, 2025 and December 31, 2024, the directors, executives and employees of the Group have been involved in credit transactions with certain subsidiaries of the Group, between the permitted limits by Peruvian law for financial entities. As of September 30, 2025 and December 31, 2024, direct loans to employees, directors and executives amounted to S/254,620,000 and S/235,235,000, respectively; said loans are repaid monthly and bear interest at market rates.

There are no loans to the Group’s directors and key personnel guaranteed with shares of any Subsidiary.

(d) The Group’s key personnel basic remuneration for the nine-month period ended September 30, 2025 and 2024, is presented below:

	30.09.2025	30.09.2024
	S/(000)	S/(000)
Salaries	28,070	26,673
Board of Directors’ compensations	3,074	3,023
Total	31,144	29,696

(e) As of September 30, 2025 and December 31, 2024, the Group holds participation in different mutual funds that are managed by its subsidiary Interfondos, which are classified as investments at fair value through profit or loss for S/366,000 and S/2,364,000, respectively.

(f) In Management’s opinion, transactions with related companies have been performed under market conditions and within the limits permitted by the SBS.

21. Business segments

The Chief Operating Decision Maker (“CODM”) of IFS is the Chief Executive Officer (“CEO”).

The business segments monitor the operating results of their business units separately in order to make decisions on the distribution of resources and performance assessment. The segments' performance is assessed based on operating profit or loss and is measured consistently with operating profit or loss in the consolidated financial statements. Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

As of September 30, 2025 and December 31, 2024, the Group presents three operating business segments:

Banking -

Mainly loans, credit facilities, deposits and current accounts.

Insurance -

It provides life annuity products with single-premium payment and conventional life insurance products, as well as other retail insurance products.

Wealth management -

It provides brokerage and investment management services. Inteligo serves mainly Peruvian citizens.

The following table presents the Group’s financial information by business segments for the nine-month period ended September 30, 2025 and 2024:

	30.09.2025
	Banking	Insurance	Wealth management	Holding, other subsidiaries and eliminations (*)	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Consolidated statement of income data
Interest and similar income	4,359,835	695,473	123,344	(9,509)	5,169,143
Interest and similar expenses	(1,508,670)	(136,846)	(75,053)	3,823	(1,716,746)
Net interest and similar income	2,851,165	558,627	48,291	(5,686)	3,452,397
Loss due to impairment of loans	(907,997)	—	(153)	—	(908,150)
(Loss) recovery due to impairment of financial investments	(156)	(137,082)	416	15	(136,807)
Net interest and similar income after impairment loss on loans	1,943,012	421,545	48,554	(5,671)	2,407,440
Fee income from financial services, net	654,730	(9,763)	145,521	115,958	906,446
Net gain (loss) on sale of financial investments	52,083	19,005	(1,463)	—	69,625
Other income	410,918	133,262	151,746	128,794	824,720
Result from insurance activities	—	(46,642)	—	(20)	(46,662)
Depreciation and amortization	(226,615)	(15,124)	(6,141)	(93,163)	(341,043)
Other expenses	(1,427,176)	(319,638)	(122,385)	(127,240)	(1,996,439)
Income before translation result and Income Tax	1,406,952	182,645	215,832	18,658	1,824,087
Exchange difference	576	28,628	747	(681)	29,270
Income Tax	(335,398)	—	(9,822)	(26,255)	(371,475)
Net profit for the period	1,072,130	211,273	206,757	(8,278)	1,481,882
Attributable to:
IFS’s shareholders	1,072,130	211,273	206,757	(16,094)	1,474,066
Non-controlling interest	—	—	—	7,816	7,816
	1,072,130	211,273	206,757	(8,278)	1,481,882

(*) Corresponds to financial information of IFS and other subsidiaries, as well as consolidation adjustments and elimination of intercompany transactions.

	30.09.2024
	Banking	Insurance	Wealth management	Holding, other subsidiaries and eliminations (*)	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Consolidated statement of income data
Interest and similar income	4,500,616	658,398	135,903	8,008	5,302,925
Interest and similar expenses	(1,705,305)	(116,943)	(81,865)	(747)	(1,904,860)
Net interest and similar income	2,795,311	541,455	54,038	7,261	3,398,065
Loss on loans, net of recoveries	(1,400,176)	—	(283)	—	(1,400,459)
Loss due to impairment of financial investments	(1,003)	(41,907)	9	(44)	(42,945)
Net interest and similar income after impairment loss on loans	1,394,132	499,548	53,764	7,217	1,954,661
Fee income from financial services, net	581,233	(7,881)	123,962	145,710	843,024
Net gain (loss) on sale of financial investments	12,039	9,403	(3,358)	—	18,084
Other income	362,248	66,343	22,186	39,476	490,253
Result from insurance activities	—	(139,506)	—	(29)	(139,535)
Depreciation and amortization	(223,573)	(16,312)	(6,557)	(64,717)	(311,159)
Other expenses	(1,304,617)	(286,013)	(116,898)	(134,351)	(1,841,879)
Income before translation result and Income Tax	821,462	125,582	73,099	(6,694)	1,013,449
Exchange difference	(8,585)	558	344	(1,126)	(8,809)
Income Tax	(153,142)	—	(7,665)	(26,466)	(187,273)
Net profit (loss) for the period	659,735	126,140	65,778	(34,286)	817,367
Attributable to:
IFS’s shareholders	659,735	126,140	65,778	(39,123)	812,530
Non-controlling interest	—	—	—	4,837	4,837
	659,735	126,140	65,778	(34,286)	817,367

(*) Corresponds to financial information of IFS and other subsidiaries, as well as consolidation adjustments and elimination of intercompany transactions.

	30.09.2025
	Banking	Insurance	Wealth management	Holding, other subsidiaries and eliminations (*)	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital investments (**)	242,271	49,263	5,675	36,590	333,799
Total assets	75,034,189	17,155,144	4,313,846	624,355	97,127,534
Total liabilities	65,237,352	16,444,485	3,209,822	284,780	85,176,439

	31.12.2024
	Banking	Insurance	Wealth management	Holding, other subsidiaries and eliminations (*)	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital investments (**)	277,836	65,335	5,879	62,815	411,865
Total assets	73,626,419	16,175,883	4,316,010	1,385,469	95,503,781
Total liabilities	64,753,475	15,618,274	3,271,899	881,538	84,525,186

(*) Corresponds to financial information of IFS and other subsidiaries, as well as consolidation adjustments and elimination of intercompany transactions.

(**) It includes the purchase of property, furniture and equipment, intangible assets and investment properties.

The distribution of the Group’s total income based on the location of the customer and its assets for the nine-month period ended September 30, 2025, is S/8,067,180,000 in Peru and S/369,842,000 in Panama (for the nine-month period ended September 30, 2024, was S/7,644,660,000 in Peru and S/240,987,000 in Panama). The distribution of the Group’s total assets based on the location of the customer and its assets as of September 30, 2025 is S/92,952,104,000 in Peru and S/4,175,430,000 in Panama (for the year ended December 31, 2024, was S/91,323,869,000 in Peru and S/4,179,912,000 in Panama).

22. Financial instruments classification

The financial assets and liabilities of the consolidated statement of financial position as of September 30, 2025 and December 31, 2024, are presented below.

	As of September 30, 2025
	At fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	—	—	—	12,619,633	12,619,633
Inter-bank funds	—	—	—	115,013	115,013
Financial investments	1,979,248	21,212,234	511,123	3,917,117	27,619,722
Loans, net	—	—	—	50,447,120	50,447,120
Due from customers on acceptances	—	—	—	28,599	28,599
Other accounts receivable and other assets, net	161,021	—	—	1,530,168	1,691,189
Reinsurance contracts assets	—	—	—	57,558	57,558
	2,140,269	21,212,234	511,123	68,715,208	92,578,834
Financial liabilities
Deposits and obligations	—	—	—	53,610,266	53,610,266
Inter-bank funds	—	—	—	69,008	69,008
Due to banks and correspondents	—	—	—	7,928,070	7,928,070
Bonds, notes and other obligations	—	—	—	5,887,532	5,887,532
Due from customers on acceptances	—	—	—	28,599	28,599
Insurance and reinsurance contract liabilities	—	—	—	12,933,513	12,933,513
Other accounts payable, provisions and other liabilities	246,887	—	—	4,148,198	4,395,085
	246,887	—	—	84,605,186	84,852,073

	As of December 31, 2024
	At fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	—	—	—	12,615,226	12,615,226
Inter-bank funds	—	—	—	220,060	220,060
Financial investments	1,776,567	20,724,892	458,268	3,898,198	26,857,925
Loans, net	—	—	—	49,229,448	49,229,448
Due from customers on acceptances	—	—	—	9,163	9,163
Other accounts receivable and other assets, net	143,201	—	—	1,588,600	1,731,801
Reinsurance contracts assets	—	—	—	18,602	18,602
	1,919,768	20,724,892	458,268	67,579,297	90,682,225
Financial liabilities
Deposits and obligations	—	—	—	53,768,028	53,768,028
Due to banks and correspondents	—	—	—	7,562,057	7,562,057
Bonds, notes and other obligations	—	—	—	6,075,433	6,075,433
Due from customers on acceptances	—	—	—	9,163	9,163
Insurance and reinsurance contract liabilities	—	—	—	12,524,320	12,524,320
Other accounts payable, provisions and other liabilities	163,441	—	—	4,024,513	4,187,954
	163,441	—	—	83,963,514	84,126,955

23. Financial risk management

It comprises the management of the main risks, that due to the nature of their operations, IFS and its Subsidiaries are exposed to; and correspond to: credit risk, market risk, liquidity risk, insurance risk and real estate risk.

To manage the risks detailed above, every Subsidiary of the Group has a specialized structure and organization in their management, measurement systems, as well as mitigation and coverage processes, according to specific regulatory needs and requirements for the development of its business. The Group and its Subsidiaries, mainly Interbank, Interseguro and Inteligo Bank, operate independently but in coordination with the general provisions issued by the Board of Directors and Management of IFS. The Board of Directors and Management of IFS are ultimately responsible for identifying and controlling risks. The Company has an Audit Committee comprised of three independent directors, pursuant to Rule 10A-3 of the Securities Exchange Act of the United States; and one of them is a financial expert according to the regulations of the New York Stock Exchange. The Audit Committee is appointed by the Board of Directors and its main purpose is to monitor and supervise the preparation processes of financial and accounting information, as well as the audits over the financial statements of IFS and its Subsidiaries. Also, the Company has an Internal Audit Division which is responsible for monitoring the key processes and controls to ensure an adequate low risk control according to the standards defined in the Sarbanes Oxley Act.

A full description of the Group’s financial risk management is presented in Note 29 “Financial risk management” of the Annual Consolidated Financial Statements; following is presented the financial information related to credit risk management for the loan portfolio, offsetting of financial assets and liabilities, and foreign exchange risk.

(a) Credit risk management for loans -

Interbank’s loan portfolio is segmented into homogeneous groups that shared similar credit risk characteristics. These groups are: (i) Retail Banking (consumer and mortgage loans), (ii) Small Business Banking (small and micro-business loans), and (iii) Commercial Banking (commercial loans). In addition, at Inteligo Bank, the internal model developed (scorecard) assigns 5 levels of credit risk classified as follows: low risk, medium low risk, medium risk, medium high risk, and high risk. These categories are described in Note 29.1(d) of the audited Annual Consolidated Financial Statements.

Additionally, Interbank monitors constantly the occurrence or not of certain events thar might affect the behavior and performance of the expected credit losses of its clients. Therefore, certain subsequent adjustments to the expected loss model are recorded to be able to capture the effects of the current situation, which has generated a high level of uncertainty in the estimation of the loans’ expected loss.

In compliance with the policy of monitoring the Group’s credit risk, during 2024 Interbank performed the recalibration process of its risk parameters for the calculation of the expected credit losses.

The Group structures the levels of credit risk it undertakes by placing limits on the amount of risk accepted in relation to one borrower or groups of borrowers, geographical and industry segments. Said risks are monitored on a revolving basis and subject to continuous review.

(b) Offsetting of financial assets and liabilities -

The information contained in the tables below includes financial assets and liabilities that:

- Are offset in the statement of financial position of the Group; or

- Are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments, regardless of whether they are offset in the interim consolidated statement of financial position or not.

Similar arrangements of the Group include derivatives clearing agreements. Financial instruments such as loans and deposits are not disclosed in the following tables since they are not offset in the interim consolidated statement of financial position.

The offsetting framework agreement issued by the International Swaps and Derivatives Association Inc. (“ISDA”) and similar master netting arrangements do not meet the criteria for offsetting in the statement of financial position, because of such agreements were created in order for both parties to have an enforceable offsetting right in cases of default, insolvency or bankruptcy of the Group or the counterparties or following other predetermined events. In addition, the Group and its counterparties do not intend to settle such instruments on a net basis or to realize the assets and settle the liabilities simultaneously.

The Group receives and delivers guarantees in the form of cash with respect to transactions with derivatives; see Note 4.

(b.1) Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements as of September 30, 2025 and December 31, 2024, are presented below:

				Related amounts not offset in the consolidated statement of financial position
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities and offset in the consolidated statement of financial position	Net amounts of financial assets presented in the consolidated statement of financial position	Financial instruments (including non-cash guarantees)	Cash guarantees received	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
As of September 30, 2025
Derivatives, Note 8(b)	161,021	—	161,021	(50,654)	(43,549)	66,818
Total	161,021	—	161,021	(50,654)	(43,549)	66,818
As of December 31, 2024
Derivatives, Note 8(b)	143,201	—	143,201	(30,231)	(35,645)	77,325
Total	143,201	—	143,201	(30,231)	(35,645)	77,325

(b.2) Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of September 30, 2025 and December 31, 2024, are presented below:

				Related amounts not offset in the consolidated statement of financial position
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets and offset in the consolidated statement of financial position	Net amounts of financial liabilities presented in the consolidated statement of financial position	Financial instruments (including non-cash guarantees)	Cash guarantees pledged, Note 4(d)	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
As of September 30, 2025
Derivatives, Note 8(b)	195,527	—	195,527	(50,654)	(45,735)	99,138
Total	195,527	—	195,527	(50,654)	(45,735)	99,138
As of December 31, 2024
Derivatives, Note 8(b)	102,288	—	102,288	(30,231)	(21,568)	50,489
Total	102,288	—	102,288	(30,231)	(21,568)	50,489

(c) Foreign exchange risk -

The Group is exposed to fluctuations in the exchange rates of the foreign currency prevailing in its financial position and cash flows. Management sets limits on the levels of exposure by currency and total daily and overnight positions, which are monitored daily. Most of the assets and liabilities in foreign currency are stated in US Dollars. Transactions in foreign currency are made at the exchange rates of free market.

As of September 30, 2025, the weighted average exchange rate of free market published by the SBS for transactions in US Dollars was S/3.464 per US$1 bid and S/3.476 per US$1 ask (S/3.758 and S/3.770 as of December 31, 2024, respectively). As of September 30, 2025, the exchange rate for the accounting of asset and liability accounts in foreign currency set by the SBS was S/3.470 per US$1 (S/3.764 as of December 31, 2024).

The table below presents the detail of the Group’s position:

	As of September 30, 2025
	US Dollars	Soles	Other currencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	9,819,615	2,489,463	310,555	12,619,633
Inter-bank funds	—	115,013	—	115,013
Financial investments	7,797,800	19,778,111	43,811	27,619,722
Loans, net	14,000,225	36,435,857	11,038	50,447,120
Due from customers on acceptances	28,599	—	—	28,599
Other accounts receivable and other assets, net	631,909	1,059,260	20	1,691,189
Reinsurance contract assets	817	56,741	—	57,558
	32,278,965	59,934,445	365,424	92,578,834
Liabilities
Deposits and obligations	19,104,453	33,974,322	531,491	53,610,266
Inter-bank funds	—	69,008	—	69,008
Due to banks and correspondents	2,596,158	5,331,912	—	7,928,070
Bonds, notes and other obligations	5,075,395	812,137	—	5,887,532
Due from customers on acceptances	28,599	—	—	28,599
Insurance and reinsurance contract liabilities	3,756,792	9,176,721	—	12,933,513
Other accounts payable, provisions and other liabilities	2,021,188	2,372,650	1,247	4,395,085
	32,582,585	51,736,750	532,738	84,852,073
Forwards position, net	(1,901,018)	1,698,593	202,425	—
Currency swaps position, net	920,430	(920,430)	—	—
Cross currency swaps position, net	1,909,700	(1,909,700)	—	—
Options position, net	(102)	102	—	—
Monetary position, net	625,390	7,066,260	35,111	7,726,761

	As of December 31, 2024
	US Dollars	Soles	Other currencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	8,615,546	3,676,441	323,239	12,615,226
Inter-bank funds	—	220,060	—	220,060
Financial investments	7,456,057	19,356,325	45,543	26,857,925
Loans, net	14,372,955	34,848,570	7,923	49,229,448
Due from customers on acceptances	9,163	—	—	9,163
Other accounts receivable and other assets, net	405,658	1,326,121	22	1,731,801
Reinsurance contract assets	207	18,395	—	18,602
	30,859,586	59,445,912	376,727	90,682,225
Liabilities
Deposits and obligations	19,802,404	33,451,094	514,530	53,768,028
Due to banks and correspondents	2,210,040	5,352,017	—	7,562,057
Bonds, notes and other obligations	5,227,805	847,628	—	6,075,433
Due from customers on acceptances	9,163	—	—	9,163
Insurance and reinsurance contract liabilities	3,940,738	8,583,582	—	12,524,320
Other accounts payable, provisions and other liabilities	1,689,640	2,484,247	14,067	4,187,954
	32,879,790	50,718,568	528,597	84,126,955
Forwards position, net	(1,842,468)	1,564,150	278,318	—
Currency swaps position, net	1,849,472	(1,849,472)	—	—
Cross currency swaps position, net	2,071,400	(2,071,400)	—	—
Options position, net	(61)	61	—	—
Monetary position, net	58,139	6,370,683	126,448	6,555,270

As of September 30, 2025, the Group granted indirect loans (contingent operations) in foreign currency for approximately US$978,577,000, equivalent to S/3,395,661,000 (US$770,827,000, equivalent to S/2,901,393,000 as of December 31, 2024).

24. Fair value

(a) Financial instruments measured at their fair value and fair value hierarchy -

The following table presents an analysis of the financial instruments that are measured at their fair value, including the level of hierarchy of fair value. The amounts are based on the balances presented in the consolidated statement of financial position:

	As of September 30, 2025
	Level 1	Level 2	Level 3	Total
Financial assets	S/(000)	S/(000)	S/(000)	S/(000)
Financial investments
At fair value through profit or loss (*)	292,849	631,409	1,054,990	1,979,248
Debt instruments measured at fair value through other comprehensive income	13,773,049	7,221,409	—	20,994,458
Equity instruments measured at fair value through other comprehensive income	466,008	10,414	34,701	511,123
Derivatives receivable	—	161,021	—	161,021
	14,531,906	8,024,253	1,089,691	23,645,850
Accrued interest				217,776
Total financial assets				23,863,626
Financial liabilities
Derivatives payable	—	195,527	—	195,527
Liabilities at fair value through profit or loss	51,360	—	—	51,360
Total financial liabilities	51,360	195,527	—	246,887

	As of December 31, 2024
	Level 1	Level 2	Level 3	Total
Financial assets	S/(000)	S/(000)	S/(000)	S/(000)
Financial investments
At fair value through profit or loss (*)	304,659	459,767	1,012,141	1,776,567
Debt instruments measured at fair value through other comprehensive income	12,722,114	7,655,691	—	20,377,805
Equity instruments measured at fair value through other comprehensive income	406,778	13,850	37,640	458,268
Derivatives receivable	—	143,201	—	143,201
	13,433,551	8,272,509	1,049,781	22,755,841
Accrued interest				347,087
Total financial assets				23,102,928
Financial liabilities
Derivatives payable	—	102,288	—	102,288
Liabilities at fair value through profit or loss	61,153	—	—	61,153
Total financial liabilities	61,153	102,288	—	163,441

(*) As of September 30, 2025 and December 31, 2024, correspond mainly to participation in mutual funds and investment funds and shares.

Financial assets included in Level 1 are those measured based on information that is available on the market, to the extent that their quoted prices reflect an active and liquid market and that are available in some centralized trading mechanism, trading agent, price supplier or regulatory entity.

Financial instruments included in Level 2 are valued based on the market prices of other instruments with similar characteristics or with financial valuation models based on information of variables observable in the market (interest rate curves, price vectors, etc.).

Financial assets included in Level 3 are valued by using assumptions and data that do not correspond to prices of operations traded on the market. The valuation requires Management to make certain assumptions about the model variables and data, including the forecast of cash flow, discount rate, credit risk and volatility.

During 2025, there were transfers from Level 1 to Level 2. During 2024, there were transfers of certain financial instruments from Level 1 to Level 2, for an amount of S/7,995,000, because they stopped being actively traded during the year, and consequently, fair values were obtained by using observable market data. During 2025 and 2024, there were transfers of certain financial instruments from Level 2 to Level 1 for an amount of S/155,565,000 and S/42,195,000, respectively. During 2025 and 2024, there were no transfers of financial instruments to or from level 3 to level 1 or level 2.

The table below includes a reconciliation of fair value measurement of financial instruments classified by the Group within Level 3 of the valuation hierarchy:

	30.09.2025	31.12.2024
	S/(000)	S/(000)
Initial balance as of January 1	1,049,781	919,866
Purchases	67,802	81,369
Sales	(88,785)	(78,231)
Gain recognized on the interim consolidated statement of income	60,893	126,777
Ending balance	1,089,691	1,049,781

(b) Financial instruments not measured at their fair value -

The table below presents the disclosure of the comparison between the carrying amounts and fair values of the Group’s financial instruments that are not measured at their fair value, presented by level of fair value hierarchy:

	As of September 30, 2025					As of December 31, 2024
	Level 1	Level 2	Level 3	Fair value	Book value	Level 1	Level 2	Level 3	Fair value	Book value
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	12,619,633	—	—	12,619,633	12,619,633	12,615,226	—	—	12,615,226	12,615,226
Inter-bank funds	—	115,013	—	115,013	115,013	—	220,060	—	220,060	220,060
Investments at amortized cost	3,918,550	141,132	—	4,059,682	3,917,117	3,775,935	98,658	—	3,874,593	3,898,198
Loans, net	—	49,777,484	—	49,777,484	50,447,120	—	48,333,964	—	48,333,964	49,229,448
Due from customers on acceptances	—	28,599	—	28,599	28,599	—	9,163	—	9,163	9,163
Other accounts receivable and other assets, net	—	1,530,168	—	1,530,168	1,530,168	—	1,588,600	—	1,588,600	1,588,600
Reinsurance contract assets	—	57,558	—	57,558	57,558	—	18,602	—	18,602	18,602
Total	16,538,183	51,649,954	—	68,188,137	68,715,208	16,391,161	50,269,047	—	66,660,208	67,579,297
Liabilities
Deposits and obligations	—	53,616,842	—	53,616,842	53,610,266	—	53,770,487	—	53,770,487	53,768,028
Inter-bank funds	—	69,008	—	69,008	69,008	—	—	—	—	—
Due to banks and correspondents	—	7,953,111	—	7,953,111	7,928,070	—	7,706,223	—	7,706,223	7,562,057
Bonds, notes and other obligations	5,135,852	852,600	—	5,988,452	5,887,532	5,163,150	838,662	—	6,001,812	6,075,433
Due from customers on acceptances	—	28,599	—	28,599	28,599	—	9,163	—	9,163	9,163
Insurance and reinsurance contract liabilities	—	12,933,513	—	12,933,513	12,933,513	—	12,524,320	—	12,524,320	12,524,320
Other accounts payable and other liabilities	—	4,148,198	—	4,148,198	4,148,198	—	4,024,513	—	4,024,513	4,024,513
Total	5,135,852	79,601,871	—	84,737,723	84,605,186	5,163,150	78,873,368	—	84,036,518	83,963,514

The methodologies and assumptions used to determine fair values depend on the terms and risk characteristics of each financial instrument and they include the following:

(i) Long-term fixed-rate and variable-rate loans are assessed by the Group based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances are taken into account for the estimated losses of these loans. As of September 30, 2025 and December 31, 2024, the book value of loans, net of allowances, was not significantly different from the calculated fair values.

(ii) Instruments whose fair value approximates their book value: For financial assets and financial liabilities that are liquid or have short-term maturity (less than 3 months) it is assumed that the carrying amounts approximate to their fair values. This assumption is also applied to demand deposits, savings accounts without a specific maturity and variable-rate financial instruments.

(iii) Fixed-rate financial instruments: The fair value of fixed-rate financial assets and financial liabilities at amortized cost is determined by comparing market interest rates when they were first recognized with current market rates related to similar financial instruments for their remaining term to maturity. The fair value of fixed interest rate deposits is based on discounted cash flows using market interest rates for financial instruments with similar credit risk and maturity. For quoted debt issued, the fair value is determined based on quoted market prices. When quotations are not available, a discounted cash flow model is used based on the yield curve of the appropriate interest rate for the remaining term to maturity.

25. Fiduciary activities and management of funds

The Group provides custody, trustee, investment management and advisory services to third parties; therefore, the Group makes purchase and sale decisions in relation to a wide range of financial instruments. Assets that are held as trust are not included in these interim consolidated financial statements. These services give rise to the risk that the Group could eventually be held responsible of poor yielding of the assets under its management.

As of September 30, 2025 and December 31, 2024, the value of the managed off-balance sheet financial assets is as follows:

	30.09.2025	31.12.2024
	S/(000)	S/(000)
Investment funds	19,124,345	19,534,337
Mutual funds	9,010,742	7,926,478
Total	28,135,087	27,460,815